EXHIBIT 2.1

GRAN TIERRA Energy INTERNATIONAL Holdings Ltd.

as Purchaser

and

TRIBECA OIL & GAS INC.

MACQUARIE BANK LIMITED

RORICK VENTURES GROUP INC.

as Vendors

and

PETROLATINA ENERGY LIMITED

share purchase agreement

June 30, 2016

( i )

Article 6
CONDITIONS OF CLOSING

Section 6.1	Conditions for the Benefit of the Purchaser	55
Section 6.2	Conditions for the Benefit of the Vendors	59

Article 7
TERMINATION

Section 7.1	Termination Rights	61
Section 7.2	Effect of Termination	61

Article 8
INDEMNIFICATION

Section 8.1	Survival	62
Section 8.2	Indemnification in Favor of the Purchaser	62
Section 8.3	Indemnification in Favor of the Vendors	64
Section 8.4	Limitations on Indemnification; Exclusive Remedy	64
Section 8.5	Exclusions to Limitations to Liability; Caps on Liability	66
Section 8.6	Notification of and Procedure for Third Party Claims	67
Section 8.7	Adjustment to Purchase Price	69

Article 9
ARBITRATION

Section 9.1	Settling Disputes	69
Section 9.2	Exceptions	69
Section 9.3	Arbitration	70

Article 10
POST-CLOSING COVENANTS

Section 10.1	Access to Books and Records	70
Section 10.2	Confidentiality	70
Section 10.3	Tax Matters	71
Section 10.4	Further Assurances	71

Article 11
MISCELLANEOUS

Section 11.1	Notices	72
Section 11.2	Time of the Essence	73
Section 11.3	Announcements	73
Section 11.4	Third Party Beneficiaries	74
Section 11.5	Expenses	74
Section 11.6	Amendments	74
Section 11.7	Waiver	74
Section 11.8	Entire Agreement	74
Section 11.9	Successors and Assigns	75

( ii )

Section 11.10	Severability	75
Section 11.11	Governing Law; Jurisdiction; Venue; Waiver of Jury Trial	75
Section 11.12	Counterparts	77

SCHEDULES

Schedule 2.1	Purchased Securities
Schedule 2.5(1)	Form of Deposit Escrow Agreement
Schedule 2.6(b)	Terms of Escrow Agreement
Schedule 5.2(3)	Specific Financial Information
Schedule 8.2(1)(e)	Known Contingent Liabilities
Schedule 8.7(5)	Third Party Claim Procedure

( iii )

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is dated June 30, 2016,

AMONG:

GRAN TIERRA ENERGY INTERNATIONAL Holdings LTD., a corporation existing under the laws of the Cayman Islands (the “Purchaser”)

- and –

TRIBECA OIL & GAS INC., a company registered in Panama under number 1346015-1-615421 (“Tribeca”)

- and -

MACQUARIE BANK LIMITED, a company registered in Australia under number ABN 46 008 583 542 (“Macquarie”)

- and -

RORICK VENTURES GROUP INC., a company incorporated under the laws of British Virgin Islands, company number 1492380 (“Rorick” and, collectively with Tribeca and Macquarie, the “Vendors” and each a “Vendor”)

- and -

PETROLATINA ENERGY LIMITED, company incorporated in England and Wales under the 1985 Act, with registered number 05173588 (the “Corporation”).

WHEREAS the Vendors are the registered and beneficial owners of the Purchased Securities;

AND WHEREAS the Purchaser desires to purchase from the Vendors and the Vendors desire to sell to the Purchaser all of the Purchased Securities;

AND WHEREAS the Purchaser and the Vendors desire that the Corporation provide, and the Corporation desires to provide, certain covenants and agreements in connection with the foregoing;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

Article 1
INTERPRETATION

Section 1.1           Defined Terms.

As used in this Agreement, the capitalized terms listed below shall have the corresponding meanings.

“Advance Amount” has the meaning specified in Section 2.5(1).

“Accounts Receivable” means all accounts receivables, notes receivables and other debts due or accruing due to any Purchased Corporation.

“Additional Share Transactions” means the acquisition by the Purchaser of all (but not less than all) of the Corporation Shares held by the Corporation Shareholders (other than the Vendors) pursuant to the Drag Along Procedures.

“Adjustment Escrow Fund” has the meaning specified in Section 2.6(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting stock, ownership interest or securities, by contract or otherwise.

“Agreement” means this share purchase agreement.

“Ancillary Agreements” means all agreements, certificates and other instruments delivered or given pursuant to this Agreement.

“ANH” means the Agencia Nacional de Hidrocarburos, or National Hydrocarbon Agency, an agency of the Colombian government.

“ANH Approval” means the approval of the ANH required in connection with the transactions contemplated by this Agreement (including, for certainty, the Additional Share Transactions), under Applicable Laws.

“Applicable Laws” means all laws (including common law), by-laws, statutes, rules, regulations, orders, ordinances, codes, and judgments or other requirements and the terms and conditions of any grant, approval, permission, authority, license or other Authorization of any Governmental Authority as are applicable to a Person or its business, undertaking, property or securities and emanate from another Person having jurisdiction over the first Person or its business, undertaking, property or securities and to the extent that they have the force of law, policies, guidelines, written notices, directions and protocols of any Governmental Authority; and, for greater certainty, “Applicable Laws” includes Environmental Laws.

“Assets” means the Oil and Gas Assets, the Non-Oil and Gas Owned Real Property, the Non-Oil and Gas Leased Real Property and the Other Personal Property.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or other authorization of any Governmental Authority having jurisdiction over the Person.

“Balance Sheet Date” means December 31, 2015.

“Books and Records” means all information in any form relating to the business of any Purchased Corporation, including books of account, financial, tax, business, marketing, personnel and research information and records, equipment logs, operating guides and manuals and all other documents, files, correspondence and other information.

“Bribery Act” means the Bribery Act 2010 (UK), c 23.

“Buildings and Fixtures” means all plant, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on any of the Subject Properties.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major Canadian, U.S. or Colombian chartered banks are closed for business in Calgary, Alberta, New York, NY or Bogotá, Colombia, respectively.

“CFPOA” means the Corruption of Foreign Public Officials Act, RSC 1998, c 34 (Canada).

“Change of Control Obligations” means all amounts payable to current or former employees of the Corporation upon the consummation of, or relating to, or resulting from the transactions contemplated by this Agreement and the Additional Share Transactions as set out in Section 3.1(ss) of the Disclosure Letter, including, for certainty, all amounts that may become payable to any officer, director or employee of a Purchased Corporation as a result of the termination of that officer, director or employee at Closing.

“Closing” means the completion of the transaction of purchase and sale contemplated in this Agreement.

“Closing Date” means the later of August 15, 2016 and the date that is five Business Days after the satisfaction or waiver of the last of the closing conditions set out in this Agreement (other than those conditions in Section 6.1(a), Section 6.1(b), Section 6.1(d), Section 6.1(e), Section 6.1(f), Section 6.1(g), Section 6.1(h), Section 6.1(j), Section 6.2(a), Section 6.2(b), and Section 6.2(d) that by their nature are to be (and will be) satisfied on Closing, but subject to the satisfaction or waiver of those conditions), provided that such date may not be later than the Outside Date.

“Closing Obligations” means all: (i) Indebtedness as of the close of business on the Closing Date; (ii) Change of Control Obligations; (iii) 50% of the Transaction Expenses as of the close of business on the Closing Date (without duplication of corresponding Working Capital) and (iv) without duplication of the foregoing (i) through (iii), any liabilities that would be recorded on the consolidated balance sheet of the Corporation in accordance GAAP as of the Closing Date.

“Confidential Information” has the meaning specified in Section 10.2.

“Contract” means any agreement, contract, lease, license, undertaking, engagement or commitment of any nature, whether written or oral.

“Corporate Records” has the meaning specified in Section 3.1(f).

“Corporation” has the meaning specified in the recitals.

“Corporation Shareholders” means all of the shareholders of the Corporation.

“Corporation Shares” means ordinary shares of US$0.10 each in the capital of the Corporation.

“Corporation Warrants” means warrants of the Corporation for the purchase of Corporation Shares.

“Damages” means any losses, liabilities, damages or expenses (including reasonable legal fees and expenses) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Authority, or a cause, act, omission or state of facts not involving a third party.

“Deposit Escrow Agent” has the meaning specified in Section 2.5(1).

“Deposit Escrow Agreement” has the meaning specified in Section 2.5(1).

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Vendors to the Purchaser with this Agreement.

“Documents of Title” means: (i) the E&P Contracts of any Purchased Corporation; (ii) all other Contracts of any Purchased Corporation relating to the ownership or operation of its Oil and Gas Assets entered into in the normal course of business, including: joint operating agreements, operating procedures, unit agreements and unit operating agreements; agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems and similar facilities; pooling agreements, royalty agreements, farmin agreements, farmout agreements and participation agreements; trust agreements. agreements respecting the gathering, measurement, processing, compression or transportation of Hydrocarbons; seismic data; licensing agreements; well operating contracts; and surface leases, pipeline easements, road use agreements and other Contracts granting surface rights; and (iii) all Authorizations of any Purchased Corporation issued or granted by any Governmental Authority pertaining to the ownership or operation of its Oil and Gas Assets or the gathering, processing, treatment, storage, measurement, transportation or sale of the production of Hydrocarbons from its Oil and Gas Assets.

“Draft Closing Statement” has the meaning specified in Section 2.8(1).

“Drag Along Notice” has the meaning specified in the Shareholder Agreement and articles of association of the Corporation.

“Drag Along Procedures” means the drag-along provisions specified in each of the Shareholder Agreement and the articles of association of the Corporation pursuant to which the Corporation Shareholders are required to sell and transfer all of their Corporation Shares to a bona fide proposed third-party purchaser of more than 50% of the Corporation Shares.

“E&P Contract” means a Contrato de Exploracion y Produccion de Hidrocarburos or any other concession, Authorization, production sharing, participation or similar arrangement with the ANH, EcoPetrol or other Governmental Authority in Colombia and in any other applicable jurisdiction where the Oil and Gas Assets are located, under which the operators or owners thereunder or the holders thereof have the right to certain Hydrocarbons within such jurisdictions or the right to explore or drill for, or develop, exploit, produce or market any such Hydrocarbons.

“EcoPetrol” means Empresa Colombiana de Petróleos, the national oil company of Colombia.

“Effective Date” means the Closing Date.

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to any current or former employees, officers, management executives or directors of any of the Purchased Corporations maintained, sponsored, contributed to or funded by any Purchased Corporation or under which any Purchased Corporation may have any liability contingent or otherwise.

“Employment Contracts” means Contracts other than Employee Plans, relating to any of the employees of any Purchased Corporation.

“Encumbrance” means any pledge, lien (statutory or otherwise), charge, mortgage, assignment by way of security, conditional sale, title retention agreement or arrangement, easement, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation, a right of first refusal (or right of first offer or other pre-emptive or preferential right of purchase), an option to purchase, a royalty, a net profits interest, a carried working interest, a right to convert a royalty to a working interest on a payout of a well or other operation, and a penalty or forfeiture arising as a result of non-participation in a drilling or other operation.

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems.

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Applicable Laws, relating to the Environment or public health and safety matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including Applicable Laws governing the use, storage, treatment and release of Hazardous Substances and the operation and abandonment of oil, natural gas and other wells, the decommissioning, dismantling and disposal of oil and natural gas facilities and equipment and the reclamation and remediation of surface and subsurface lands used in connection therewith.

“Escrow Agent” has the meaning specified in Section 2.6(a).

“Escrow Agreement” has the meaning specified in Section 2.6(b).

“Escrow Certificate” has the meaning specified in Section 2.9(2)).

“Estimated Closing Amount” has the meaning specified in Section 2.9(1).

“Estimated Closing Obligations” has the meaning specified in Section 2.7.

“Estimated Effective Date Working Capital” has the meaning specified in Section 2.7.

“Exchange Rate” means the average of the closing exchange rate published by the Wall Street Journal for the purchase of British pounds sterling with United States dollars for the five trading days immediately preceding the Closing Date.

“Final Closing Amount” has the meaning specified in Section 2.9(1).

“Final Closing Statement” has the meaning specified in Section 2.8(1), Section 2.8(4) or Section 2.8(5), as the case may be.

“Financial Statements” means the audited consolidated financial statements of the Purchased Corporations for the fiscal year ending December 31, 2014 and 2015 consisting in each case of consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity, the Corporation balance sheet and the related notes, together with a report of the auditors, BDO LLP.

“Financing” has the meaning specified in Section 5.2(4).

“Financing Party” has the meaning specified in Section 5.2(4)(a).

“Financing Source Party” has the meaning specified in Section 11.4.

“FS Provision” has the meaning specified in Section 11.4.

“Fundamental Representations of Purchaser” has the meaning specified in Section 8.4(2)(a).

“Fundamental Representations of Vendors” has the meaning specified in Section 8.4(1)(a).

“GAAP” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Governmental Authority” means: (i) any national, super-national, international, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (iv) any public enterprise or state-owned or controlled corporation; (v) any stock exchange; or (vi) any other government owned or controlled Person.

“Hazardous Substances” means any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically includes Hydrocarbons and all derivatives thereof or synthetic substitutes therefor, water produced in conjunction with Hydrocarbons, drilling and fracking fluids, and asbestos or asbestos containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health or safety.

“Hydrocarbons” means oil, gas, casinghead gas, condensate, natural gasoline, ethane, propane, butane, natural gas liquids, and other liquid or gaseous hydrocarbons, or any of them or any combination thereof, together with all other products and substances extracted, separated, processed and produced therewith or therefrom, whether hydrocarbon or not, including sulfur, coalbed gas and carbon dioxide.

“Indebtedness” means (i) any liability, for borrowed money (including bank loans, lines of credit and loans from related parties), or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation, or any other obligation that meets the definition of a liability in accordance with GAAP, other than, in each case (x) accounts payable representing unsecured claims of trade creditors created or assumed in the ordinary course in connection with the obtaining of materials or services that are included in Working Capital, (y) any intercompany liabilities solely as between the Purchased Corporations, and (z) any other liability that is included in Working Capital, (ii) any obligations under exchange rate contracts, interest rate protection agreements or other hedging or derivatives arrangements, (iii) any obligations to reimburse the issuer of any letter of credit (where the issuer has made payment on such letter of credit), surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn, and (iv) any payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with, or as a result of any prepayment or early satisfaction of, any obligation described in clauses (i) through (iii) above.

“Indemnified Person” means a Person with indemnification rights or benefits under this Agreement including pursuant to Article 8.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to Article 8.

“Indemnity Escrow Fund” has the meaning specified in Section 2.6(c).

“insider” means in respect of any Purchased Corporation: (i) a director, officer or management executive of that Purchased Corporation; (ii) a director or officer or management executive of a Person that is itself an insider or Subsidiary of that Purchased Corporation, or (iii) a Person that has (A) beneficial ownership of, or control or direction over, directly or indirectly, securities of that Purchased Corporation carrying more than 10 per cent of the voting rights attached to all that Purchased Corporation’s outstanding voting securities, or (B) a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of any Purchased Corporation carrying more than 10 per cent of the voting rights attached to that Purchased Corporation’s outstanding voting securities.

“Intellectual Property” means domestic and foreign: (i) patents, provisional patent applications, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (v) designs, design registrations, design registration applications; (vi) trade names, business names, corporate names, domain name registrations, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other intellectual property and industrial property.

“Interim Period” means the period between the close of business on the date of this Agreement and the Closing.

“Known Contingent Liabilities” means the matters set out in Schedule 8.2(1)(e).

“Leases” means all oral and written leases and all amendments, extensions, assignments and variations thereof or any guarantee or security agreements therefor, of the properties leased by any Purchased Corporation, excluding any Oil and Gas Assets.

“Material Adverse Change” means any change, event, occurrence, effect or circumstance that: (i) is or would reasonably be expected to be material and adverse to the business, condition (financial or otherwise), assets or results of operations of the Purchased Corporations, taken as a whole, other than changes, effects, or circumstances resulting from or arising in connection with economic factors affecting the economy as a whole, or factors generally affecting the industry or specific markets in which the Purchased Corporations operate or attributable to the announcement or performance of the transactions contemplated by this Agreement or the Additional Share Transactions, or both, situations of war or terrorism or changes in Applicable Law or GAAP, provided that in each case, such matter does not have a materially disproportionate effect on any of the Purchased Corporations, relative to other comparable companies and entities operating in the industries in which any of the Purchased Corporation operates; or (ii) would reasonably be expected to prevent or materially delay or impair the ability of any of the Vendors to perform its obligations under this Agreement or to consummate the transactions contemplated herein.

“Material Authorizations” has the meaning specified in Section 3.1(nn).

“Material Contracts” has the meaning specified in Section 3.1(p).

“Money Laundering Laws” means financial recordkeeping and reporting requirements and requirements as to identification of Persons of the money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued by Governmental Authorities.

“Non-Oil and Gas Leased Properties” means the lands and premises listed and described in Section 1.1 – Non-Oil and Gas Leased Properties of the Disclosure Letter by reference to their municipal address, excluding any Oil and Gas Assets.

“Non-Oil and Gas Real Properties” means the lands and premises listed and described in Section 1.1 – Non-Oil and Gas Real Properties of the Disclosure Letter by reference to their municipal addresses and proper legal descriptions, excluding any Oil and Gas Assets.

“Notice” has the meaning specified in Section 11.1.

“OFAC” means the United States Department of the Treasury’s Office of Foreign Assets Control.

“Oil and Gas Assets” means the entire interest of the Purchased Corporations in or to any Hydrocarbons within any jurisdiction in which any Purchased Corporation operates or owns interests, including Colombia or any rights in or in respect of any such Hydrocarbons, together with all facilities, equipment and other tangible property and any other miscellaneous rights, property or interests used or intended for use in connection with the exploration or drilling for, or the production, exploitation, handling, processing, gathering or storage of, any Hydrocarbons in any jurisdiction in which any Purchased Corporation, operates or owns interests, including Colombia and including all rights, interests and benefits of any Purchased Corporation in or arising by or under any E&P Contracts.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

“Other Personal Property” means all tangible and intangible personal property (including, for the avoidance of doubt, securities) of each of the Purchased Corporations, wherever located, but excluding all Oil and Gas Assets.

“Outside Date” means October 31, 2016.

“Parties” means the Vendors, and the Purchaser and any other Person who may become a party to this Agreement.

“Permitted Encumbrances” means (i) the terms and conditions of Authorizations pertaining to the Oil and Gas Assets (ii) Encumbrances for Taxes not yet due and delinquent, (iii) easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, materially detract from the value of or impair the use or marketability of any real property (excluding the Oil and Gas Assets), (iv) rights of general application reserved to or vested in any Governmental Authority to levy property taxes or Taxes on Hydrocarbons or any of them or the income therefrom, or to control, limit or regulate production rates or the operation or use of any property, and (v) Encumbrances listed and described in Section 1.1 – Permitted Encumbrances of the Disclosure Letter but only to the extent such Encumbrances conform to their description in Section 1.1 – Permitted Encumbrances of the Disclosure Letter.

“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status and pronouns have a similarly extended meaning.

“Pre-Effective Tax Period” means a taxation year or other fiscal period that ends on or before the Effective Date.

“Pro Rata Share” means, with respect to each Vendor the percentage of the Purchase Price payable to that Vendor relative to the Purchase Price as set out in Schedule 2.1.

“Purchase Price” has the meaning specified in Section 2.4.

“Purchased Corporations” means, collectively, the Corporation and its Subsidiaries and a “Purchased Corporation” shall mean any one of the Corporation and its Subsidiaries, as applicable.

“Purchased Securities” has the meaning specified in Section 2.1.

“Purchased Shares” has the meaning specified in Section 2.1.

“Purchased Warrants” has the meaning specified in Section 2.1.

“Purchaser” has the meaning specified in the recitals.

“Representative” means any officer, director, employee, representative (including any financial or other advisor) or agent of any Purchased Corporation or of any of its Affiliates, as the case may be.

“SDNs” means any individuals or entities sanctioned as specially designated nationals under sanctions administered by OFAC.

“Securities Financial Information” has the meaning specified in Section 5.2(2).

“Shareholder Agreement” means the shareholders’ agreement relating to the Corporation dated February 15, 2012 between the Vendors, Tribeca Oil and Gas Financing Inc., Juan Carlos Rodriguez, Athos Enterprises Limited, Lyan Financial Corporation and the Corporation.

“SIC Notice” means the submission of such notice or notices to the Superintendent of Industry and Commerce of the Republic of Colombia under Law 1340 of 2009 required in connection with the transactions contemplated by this Agreement (including, for certainty, the Additional Share Transactions).

“Straddle Period” means a taxation year or fiscal period, as applicable, that includes but does not end on the Effective Date.

“Subject Properties” means the Non-Oil and Gas Real Properties and the Non-Oil and Gas Leased Properties.

“Subsidiary” means with respect to a Person, any other Person which is directly or indirectly controlled by such Person and, with respect to the Corporation, includes all Persons set out in Section 1.1 – Subsidiaries of the Disclosure Letter.

“tax assessment period” has the meaning described in Section 8.4(1)(b).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and other documents (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance, national insurance contributions, pay as you earn deductions and Governmental Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax and any liability for such taxes imposed by law with respect to any other Person arising pursuant to any tax sharing, indemnification or other agreements or any liability for taxes of any predecessor or transferor entity and whether disputed or not.

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Authority, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

“Transaction Expenses” means all costs and expenses of the Corporation in connection with the transactions contemplated by this Agreement, including the Additional Share Transactions and in relation to complying with the Drag Along Procedures and the costs associated with preparing and delivering the materials set out in Schedule 5.2(3).

“Vendor” and “Vendors” have the meanings outlined in the recitals.

“Vendors’ Share” means the percentage of the aggregate number of Purchased Securities held by the Vendors relative to the sum of the aggregate number of outstanding Corporation Shares and Corporation Warrants, each as set out in Section 3.1(e) of the Disclosure Letter and Schedule 2.1.

“Working Capital” means, at any time, the amount by which the consolidated current assets of the Purchased Corporations exceeds or is less than the consolidated current liabilities of the Purchased Corporations determined in accordance with GAAP.

Section 1.2           References and Usage.

Unless expressly stated otherwise, in this Agreement:

(a)	reference to a gender includes all genders;

(b)	the singular includes the plural and vice versa;

(c)	“or” is used in the inclusive sense of “and/or”;

(d)	“any” means “any and all”;

(e)	the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”;

(f)	the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(g)	$ or dollars refers to currency of the United States of America unless otherwise specifically indicated;

(h)	accounting terms not specifically defined in this Agreement are to be interpreted in accordance with GAAP;

(i)	a statute includes all rules and regulations made under it, if and as amended, re-enacted or replaced from time to time;

(j)	a Person includes its heirs, administrators, executors, legal representatives, predecessors, successors and permitted assigns;

(k)	the term “notice” refers to oral or written notices except as otherwise specified;

(l)	the term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and all schedules to it, except as otherwise provided in this Agreement; and

(m)	whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be required to be made or such action will be required to be taken on or not later than the next succeeding Business Day and in the computation of periods of time, unless otherwise stated, the word “from” means “from and excluding” and the words “to” and “until” each mean “to and including”.

Section 1.3           Headings, etc.

The use of headings (e.g. Article, Section, etc.) in this Agreement is reference only and is not to affect the interpretation of this Agreement. References in the Agreement to Article, Section etc., unless otherwise specified, shall mean the applicable Article, Section, etc. of this Agreement.

Section 1.4           Knowledge.

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge or awareness of “each Vendor” or “the Vendors”, it is deemed to refer to the actual knowledge of any of Juan Carlos Rodriguez, Martha Patricia Severino, Luis Guillermo Acosta and Luc Gerard, in each case after reasonable inquiry of such Persons (including, as applicable, appropriate officers or management executives of the Vendors and any Purchased Corporation) as he or she considers necessary as to the matters that are the subject of the representations and warranties.

Section 1.5           Schedules and Disclosure Letter.

The schedules attached to this Agreement and the Disclosure Letter form an integral part of this Agreement for all purposes of it. A disclosure in the Disclosure Letter made by reference to any particular section of this Agreement shall be deemed to be made also in respect of any other section of this Agreement to which the disclosure or qualification may be applicable without the need for a cross-reference or a reference in the other sections of this Agreement to a section of the Disclosure Letter. The Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Applicable Law unless such Applicable Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement or to a lender or financier or purchaser of assets.

Article 2
PURCHASED SHARES AND PURCHASE PRICE

Section 2.1           Purchase and Sale.

Subject to the terms and conditions of this Agreement, each Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from each Vendor on the Closing Date, all (but not less than all) of the issued and outstanding Corporation Shares held beneficially or of record by such Vendor (collectively, the “Purchased Shares”) and outstanding Corporation Warrants held beneficially or of record by such Vendor (collectively, the “Purchased Warrants” and, together with the Purchased Shares, the “Purchased Securities”) as more particularly set out in Schedule 2.1.

Section 2.2           Consent to Transfer

Each Vendor irrevocably consents to the transfer to the Purchaser of, and waives any rights of pre-emption or other restrictions on such transfer in respect of, all of the Corporation Shares (or any of them) conferred by the Corporation’s articles of association or otherwise (including without limitation under articles 4, 5 or 8 of the Corporation’s articles of association and clauses 10, 11 or 14 of the Shareholders Agreement) and shall, before Closing, procure such irrevocable consent and waiver of any such rights or restrictions conferred on any other Person who is not a party to this Agreement (which, for certainty, may be provided in connection with the Additional Share Transactions) and on, and as a condition of, Closing deliver to the Purchaser any such written waivers and consents, each duly executed by each of the Vendors and any such other Persons as applicable.

Section 2.3           Date, Time and Place of Closing.

Closing will take place at the offices of Stikeman Elliott LLP, 4300 Bankers Hall West 888 - 3rd Street S.W. Calgary, Alberta, at 10:00 a.m. (Calgary time) on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Vendors and the Purchaser.

Section 2.4           Purchase Price.

The aggregate consideration (collectively the “Purchase Price”) payable by the Purchaser to the Vendors is the Vendors’ Share of FIVE HUNDRED AND TWENTY FIVE MILLION DOLLARS ($525,000,000.00), being $465,485,485.3011178, comprised of:

(a)	$462,325,476.9897117 for the Purchased Shares (representing $3.717656836948308 per Purchased Share); and

(b)	$3,160,008.311406062 for the Purchased Warrants (representing $3.717656836948308 per Purchased Warrant) minus the aggregate exercise price of the Purchased Warrants determined at the Closing Date based on the Exchange Rate), and Schedule. sets out the consideration payable by the Purchaser to each Vendor, all subject to adjustment in accordance with Section 2.7 and Section 2.9.

Section 2.5           Advance Amount

(1)	Within two Business Days after the date hereof, Purchaser shall deliver $5,000,000.00 (the “Advance Amount”) to Macquarie Bank Limited (the “Deposit Escrow Agent”), in trust, to be held in escrow pursuant to the terms and conditions of an escrow agreement substantially in the form of the escrow agreement attached as Schedule 2.5(1) or as otherwise agreed by the parties (the “Deposit Escrow Agreement”).

(2)	The Advance Amount together with all accrued interest received by the Deposit Escrow Agent (less any applicable withholding Taxes) will be applied on Closing in satisfaction of an equivalent amount of the Purchase Price.

(3)	If the Closing does not occur for any reason other than a material breach by the Purchaser of its representations, warranties, covenants or obligations under this Agreement, the full amount of the Advance Amount together with all accrued interest received by the Deposit Escrow Agent shall be immediately returned to the Purchaser.

(4)	If the Closing does not occur because the Purchaser materially breached any of its representations, warranties, covenants or obligations under this Agreement, including the Purchaser’s failure to fulfill its obligation to consummate the transactions contemplated herein in the event all of its conditions to closing are satisfied, the full amount of the Advance Amount together with all accrued interest received by the Deposit Escrow Agent (less any applicable withholding Taxes) each Vendor shall be entitled to receive its Pro Rata Share of the Advance Amount as liquidated damages (and not as a penalty) to compensate it for the expenses incurred and opportunities foregone as a result of the failure of the transactions contemplated by this agreement to close and as its sole and exclusive remedy for that failure to close.

Section 2.6           Payment of the Purchase Price.

Subject to Closing, the Purchase Price will be paid and satisfied, subject to adjustment in accordance with Section 2.7 and Section 2.9 as follows:

(a)	as to the amount of the Advance Amount plus accrued interest, but less any applicable withholding Taxes, pursuant to Section 2.5(2), by the Deposit Escrow Agent releasing to or to the order of each Vendor its Pro Rata Share of that amount (rounded to the nearest whole dollar) by wire transfer of immediately available funds in accordance with the Deposit Escrow Agreement;

(b)	as to $5,000,000 ($0.0399331123562681 per Purchased Security) (“Adjustment Escrow Fund”), by the Purchaser paying such amounts to a bonded trust company or law firm of nationally recognized standing in the United States or Canada selected by Purchaser, in trust (the “Escrow Agent”) by wire transfer of immediately available funds, to be held in escrow pursuant to an escrow agreement containing substantially the terms and conditions set out in Schedule 2.6(b) (the “Escrow Agreement”);

(c)	as to $25,000,000 ($0.1996655617813407 per Purchased Security) (the “Indemnity Escrow Fund”), by the Purchaser paying such amounts to the Escrow Agent, in trust, no later than December 31, 2016 by wire transfer of immediately available funds to be held in escrow pursuant to the terms and conditions of the Escrow Agreement;

(d)	as to the balance of approximately $430,485,485.3011178 ($3.438125050454432 per Purchased Share and $3.438125050454432 per Purchased Warrant minus the aggregate exercise price for the Purchased Warrants determined at the Closing Date based on the Exchange Rate), by the Purchaser paying to or to the order of the applicable Vendor its Pro Rata Share, as applicable, of that amount by wire transfer of immediately available funds (rounded to the nearest whole dollar).

Section 2.7           Preliminary Closing Statement.

(1)	No later than five Business Days prior to the Closing Date, the Vendors, acting reasonably, and after consultation with the Purchaser, shall deliver to the Purchaser a good faith estimate of the Vendors’ Share of Working Capital (the “Estimated Effective Date Working Capital”) as of the close of business on the Effective Date and the Vendors’ Share of Closing Obligations (“Estimated Closing Obligations”), in each case, including reasonable detail on the computation thereof (the “Estimated Closing Statement”).

(2)	The Purchase Price payable by the Purchaser at Closing shall be increased or decreased, as the case may be, if the Estimated Effective Date Working Capital is more or less than zero, as follows:

(a)	if the Estimated Effective Date Working Capital is less than zero, there shall be a corresponding dollar-for-dollar decrease to the Purchase Price payable by the Purchaser at Closing in an amount equal to the amount by which the Estimated Effective Date Working Capital is less than zero; or

(b)	if the Estimated Effective Working Capital is greater than zero, there shall be a corresponding dollar-for-dollar increase to the Purchase Price payable by the Purchaser at Closing in an amount equal to the amount by which the Estimated Effective Date Working Capital is greater than zero.

(3)	The Purchase Price will be decreased dollar-for-dollar by the amount of the Estimated Closing Obligations.

(4)	Any increase or decrease to the Purchase Price pursuant to this Section 2.7 will be applied on an equivalent, per-Purchased Security basis to the Purchased Shares and the Purchased Warrants.

(5)	For the avoidance of doubt, the purchase price to be paid for each Corporation Share and Corporation Warrant held by the Corporation Shareholders (other than the Vendors) pursuant to the Additional Share Transactions will be subject to the same, pro rata adjustments as are provided in this Section 2.7 and Section 2.9.

Section 2.8           Preparation of Final Closing Statement.

(1)	Within 45 days following the Closing Date (or such other date as is mutually agreed to by the Vendors and the Purchaser in writing), the Purchaser shall prepare and deliver to the Vendors a draft consolidated statement of the Vendors’ Share of Working Capital prepared as of the close of business on the Effective Date and the Vendors’ Share of Closing Obligations (the “Draft Closing Statement”). The Draft Closing Statement will be prepared in accordance with GAAP and shall include reasonable detail on the computation thereof. If the Purchaser fails to deliver to the Vendors the Draft Closing Statement in accordance with this Section 2.8(1) within 45 days following the Closing Date, the Purchaser is deemed to have accepted and approved the Estimated Closing Statement and such Estimated Closing Statement will be final, conclusive and binding upon the Parties, absent manifest error and will become the “Final Closing Statement” on the next Business Day following the end of such 60-day period following the Closing Date.

(2)	The Vendors shall have 20 Business Days to review the Draft Closing Statement following receipt of it and the Vendors must notify the Purchaser in writing if they have any objections to the Draft Closing Statement within such 20 Business Day period. The notice of objection must contain a statement of the basis of each of the objections and each amount in dispute. The Purchaser shall provide access, upon every reasonable request, to the Vendors and their auditors, to all work papers of the Purchaser, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Statement, subject to execution and delivery by the Vendors and their auditors of any agreement or other document, including any release, waiver or indemnity that the Purchaser’s auditors reasonably require prior to providing such access.

(3)	If the Vendors send a notice of objection of the Draft Closing Statement in accordance with Section 2.8(2), the Vendors and the Purchaser shall promptly meet to try to resolve such objections within 20 Business Days following receipt of the notice. Failing resolution of any objection to the Draft Closing Statement raised by the Vendors, only the amount(s) in dispute will be submitted for determination to an independent firm of chartered accountants mutually agreed to by the Vendors and the Purchaser (and, failing such agreement between the Vendors and the Purchaser within a further period of 5 Business Days, such independent firm of chartered accountants will be KPMG United Kingdom, or if such firm is unable to act Ernst & Young United Kingdom). The independent firm of chartered accountants shall identify a member at its London, England, office to act in such mandate and shall determine the procedures applicable to the resolution of the amounts in dispute with the primary purposes of minimizing expenses of the Vendors and the Purchaser and expediting the accurate resolution of the dispute. The determination of such firm of chartered accountants of the amount(s) in dispute and any corresponding changes flowing from the resolution of such amounts in dispute will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. Such firm of chartered accountants are deemed to be acting as experts and not as arbitrators. Notwithstanding the foregoing, the determination of such firm of chartered accountants of the amount(s) in dispute shall in no event be more favorable to the Purchaser than reflected in the Draft Closing Statement delivered by the Purchaser or more favorable to the Vendors than shown in the proposed changes to the Draft Closing Statement delivered by the Vendors under its notice of objection pursuant to Section 2.8(2). During the review by the firm of chartered accountants, the Purchaser and the Vendors shall each make available to such firm of chartered accountants, such individuals and such information, facilities, books, records and work papers as may be reasonably required by the firm of chartered accountants to fulfill their obligations hereunder during normal business hours (such access not to unreasonably disrupt the operations of the Purchaser or the Vendors).

(4)	If the Vendors do not notify the Purchaser of any objection within the 20 Business Day period, the Vendors are deemed to have accepted and approved the Draft Closing Statement and such Draft Closing Statement will be final, conclusive and binding upon the Parties, absent manifest error and will become the “Final Closing Statement” on the next Business Day following the end of such 20 Business Day period.

(5)	If the Vendors send a notice of objection in accordance with Section 2.7, the Vendors and the Purchaser shall revise the Draft Closing Statement to reflect the final resolution or final determination of such objections under Section 2.8(3) within five (5) Business Days following such final resolution or determination. Such revised Draft Closing Statement will be final, conclusive and binding upon the Parties, absent manifest error. The Draft Closing Statement will become the “Final Closing Statement” on the next Business Day following revision of the Draft Closing Statement under this Section 2.8(5).

(6)	The Vendors and the Purchaser shall each bear their own fees and expenses, including the fees and expenses of their respective auditors, in preparing or reviewing, as the case may be, the Draft Closing Statement. In the case of a dispute and the retention of a firm of chartered accountants to determine such amount(s) in dispute, the costs and expenses of such firm of chartered accountants will be borne by the Vendors and the Purchasers in such proportions as the positions taken by each of the Vendors and the Purchaser are successful when compared to the Final Closing Statement. However, the Vendors and the Purchaser shall each bear their own costs in presenting their respective cases to such firm of chartered accountants.

(7)	The Parties agree that the procedure set forth in this Section 2.8 for resolving disputes with respect to the Draft Closing Statement is the sole and exclusive method of resolving such disputes, absent manifest error. This Section 2.8(7) will not prohibit any Party from instigating litigation to compel specific performance of this Section 2.8 or to enforce the determination of the independent firm of chartered accountants.

Section 2.9           Price Adjustment.

(1)	The Purchase Price will be increased or decreased, as the case may be, dollar-for-dollar, to the extent that the sum of (a) Working Capital and (b) Closing Obligations (expressed as a negative amount), as determined from the Final Closing Statement (the “Final Closing Amount”), is more or less than the sum of (c) Estimated Effective Date Working Capital and (d) Estimated Closing Obligations (expressed as a negative amount) (the “Estimated Closing Amount”).

(2)	If the Final Closing Amount is more than the Estimated Closing Amount, the Purchaser shall pay to each Vendor its Pro Rata Share of the amount of such difference as an increase to the Purchase Price, in cash. The Vendors and the Purchaser shall, within five Business Days after the Draft Closing Statement becomes the Final Closing Statement in accordance with Section 2.7 or Section 2.8, as the case may be, deliver to the Escrow Agent a fully executed certificate (the “Escrow Certificate”), to release the Adjustment Escrow Fund to the Vendors. The Purchaser shall pay directly to each Vendor its Pro Rata Share of the amount by which the Final Closing Amount exceeds the Estimated Closing Amount in cash.

(3)	If the Final Closing Amount is less than the Estimated Closing Amount, each Vendor shall pay its Pro Rata Share of the amount of such difference as a decrease to the Purchase Price to the Purchaser, in cash. The Vendors and the Purchaser shall, within five Business Days after the Draft Closing Statement becomes the Final Closing Statement in accordance with Section 2.7 or Section 2.8, as the case may be, deliver to the Escrow Agent an Escrow Certificate, certifying (a) the amount of the payment to be made, if any, to the Vendors and (b) the amount to be released back to the Purchaser. If the Estimated Closing Amount exceeds the Final Closing Amount by more than the amount of the Adjustment Escrow Fund, the Vendors shall pay directly to the Purchaser the amount of such difference in cash (for the avoidance of doubt, the Purchaser shall not be required to set off an amount from the Indemnity Escrow Fund for that purpose).

(4)	Any increase or decrease to the Purchase Price pursuant to this Section 2.9 will be applied on an equivalent, per-Purchased Security basis to the Purchased Shares and the Purchased Warrants.

Section 2.10         No Effect on Other Rights.

The determination and adjustment of the Purchase Price in accordance with the provisions of this Article will not limit or affect any other rights or causes of action either the Purchaser or the Vendors may have with respect to the representations, warranties, covenants and indemnities in its favor contained in this Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE VENDORS

Section 3.1           Representations and Warranties Regarding the Corporation.

The Vendors acknowledge that Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendors set out in this Section 3.1 and the Vendors represent and warrant (severally and not jointly and severally) to the Purchaser at the date hereof and as of the Effective Date as follows:

Corporate Matters

(a)	Incorporation, Registration and Standing. Each Purchased Corporation is a corporation incorporated, organized and subsisting under the laws of its formation and has the requisite power and authority to carry on its business as it is now being conducted by it and to own, lease and operate its properties and assets (including the Oil and Gas Assets). Each Purchased Corporation is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary.

(b)	No Conflict. Except for the ANH Approval and the SIC Notice, the filings, notifications and Authorizations described in Section 3.1(c) of the Disclosure Letter, the consents, approvals and waivers described in Section 3.1(d) of the Disclosure Letter or as disclosed in Section 3.1(b) of the Disclosure Letter, the execution and delivery of this Agreement by the Vendors and the Corporation and the performance and consummation of any transaction contemplated by this Agreement by the Vendors and the Corporation and the Additional Share Transactions:

(i)	do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, or result in a penalty, forfeiture or a right of termination or acceleration under, or result in the creation of any Encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege, preferential right, and any agreement or arrangement (whether by Applicable Law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of any Purchased Corporation under, any of the terms or provisions of any (A) Purchased Corporation’s constating documents or by-laws, as applicable, or (B) any Contracts or instruments to which it or any Purchased Corporation is a party or pursuant to which any Purchased Corporation’s assets or property may be affected;

(ii)	do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by any Purchased Corporation; and

(iii)	do not and will not result in the violation of any Applicable Law.

(c)	Required Authorizations. There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a condition to the lawful completion of the transactions contemplated by this Agreement and the Additional Share Transactions, except for the ANH Approval and the SIC Notice and the filings, notifications and Authorizations described in Section 3.1(c) of the Disclosure Letter or that relate solely to the identity of the Purchaser or the nature of the business carried on by the Purchaser prior to Closing.

(d)	Required Consents. There is no requirement to obtain any consent, approval or waiver of a party under any material Contract to which any Purchased Corporation is a party to any of the transactions contemplated by this Agreement and the Additional Share Transactions, except for the consents, approvals and waivers described in Section 3.1(d) of the Disclosure Letter.

(e)	Authorized and Issued Capital.

(i)	Section 3.1(e) of the Disclosure Letter sets out (A) the authorized share capital and (B) the issued and outstanding share capital of each Purchased Corporation as of the date hereof, all of which (and no more) (i) have been duly issued and are outstanding as fully paid and non-assessable, and (ii) at the Closing Date, the securities set out in Section 3.1(e) of the Disclosure Letter (and no more) will be duly issued and will be outstanding as fully paid and non-assessable and have been issued in compliance with all Applicable Laws (and without violation of any pre-emptive rights). No Purchased Corporation has any securities which are listed or admitted to trading on any stock exchange or multilateral trading facility and there is no published market for the Purchased Securities and no outstanding or authorized obligations to qualify securities of any Purchased Corporation for public distribution in Colombia, the United States or elsewhere.

(ii)	All of the issued and outstanding shares of each Subsidiary of the Corporation are wholly owned by one or more of the Purchased Corporations, as set out in Section 3.1(e) of the Disclosure Letter, as the registered and beneficial owner with a good title, free and clear of all Encumbrances, other than those restrictions on transfer, if any, contained in the articles of such Subsidiary.

(f)	Corporate Records. The corporate records of the Purchased Corporations including all constating documents and by-laws, as applicable, minute books, registers, share certificate books and all other similar documents and records (“Corporate Records”) are complete and accurate and all corporate proceedings and actions (including all meetings, passing of resolutions, transfers, elections and appointments) are reflected in the Corporate Records and have been conducted or taken in material compliance with all Applicable Laws and with the articles (or articles of association) and by-laws, as applicable, of such Purchased Corporation in all material respects.

(g)	No Outstanding Ownership Rights.

(i)	Except for the Purchaser’s right under this Agreement and the Corporation Warrants disclosed in Section 3.1(e) of the Disclosure Letter, there are no rights, subscriptions, options, warrants, conversion rights, calls, or other rights, plans, agreements, commitments of any character or other Contracts whatsoever (whether by Applicable Law, pre-emptive or contractual granted by any Purchased Corporation or capable of becoming such) requiring the issuance, sale or transfer of any shares or other securities of any Purchased Corporation or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any issued or unissued shares or other securities of any Purchased Corporation, or obligating any Purchased Corporation to, directly or indirectly, issue or sell any shares or other securities of any Purchased Corporation to any Person.

(ii)	As of the date of this Agreement there are 900,000 Corporation Shares issuable upon the exercise of all outstanding Corporation Warrants. Section 3.1(e) of the Disclosure Letter contains a list of the Corporation Warrants, with details regarding the exercise price, date of grant, date of expiry, whether such Corporation Warrants are vested or unvested, the number of Persons to whom such Corporation Warrants have been granted as of the date hereof.

(h)	Dividends and Distributions. Since the Balance Sheet Date, no Purchased Corporation (i) has, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class (and any prior dividends and distributions have been paid in full) and (ii) has, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

(i)	No Voting Agreements. Other than the Shareholder Agreement, no Purchased Corporation is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or Contract relating to the ownership or voting of any of the securities of any Purchased Corporation (including any notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that in each case, give any Person, directly or indirectly, the right to vote with holders of Corporation Shares on any matter) or pursuant to which any Person other than a Purchased Corporation may have any such right or claim in connection with any existing or past equity interest in a Purchased Corporation. No Purchased Corporation has in place, and the shareholders of the Corporation have not adopted or approved, any shareholders rights plan or a similar plan giving rights to acquire additional Corporation Shares upon execution or performance of the obligations under this Agreement or the Additional Share Transactions.

General Matters Relating to the Assets

(j)	Sufficiency of Assets. The only business carried on by any Purchased Corporation is the exploration, development and production of the Oil and Gas Assets. The Assets include all material rights and property necessary to enable each Purchased Corporation to conduct is business after the Closing substantially in the same manner as it was conducted prior to Closing.

(k)	Title to the Assets. Excluding the Oil and Gas Assets:

(i)	each Purchased Corporation owns (with good title) all of the properties and assets (whether real, personal or mixed and whether tangible or intangible) that it purports to own including all the properties and assets reflected as being owned by such Purchased Corporation in its financial Books and Records and does not own any other property or assets;

(ii)	each Purchased Corporation has legal and beneficial ownership of its Assets free and clear of all Encumbrances, except for Permitted Encumbrances; and

(iii)	no other Person owns any property or assets which are being used in the business of any Purchased Corporation except for the Non-Oil and Gas Leased Properties, the personal property leased by one or more of the Purchased Corporations pursuant to the Material Contracts and the Intellectual Property licensed to one or more of the Purchased Corporations and disclosed in Section 3.1(u) of the Disclosure Letter.

(l)	No Options, etc. to Purchase Assets. No Person has any Contract, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from any Purchased Corporation of any of the Assets, other than sales of production of Hydrocarbons in the Ordinary Course or purchases or acquisitions of Assets that are immaterial.

(m)	Condition of Tangible Assets. Excluding the Oil and Gas Assets:

(i)	to the knowledge of each Vendor, the buildings, plants, structures, vehicles, equipment, technology and communications hardware and other tangible personal property of each Purchased Corporation (including the Buildings and Fixtures) are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put; and

(ii)	to the knowledge of each Vendor, none of such buildings, plants, structures, vehicles, equipment or other property are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course that are not material in nature or cost.

(n)	Non-Oil and Gas Real Properties. To the knowledge of each Vendor, one or more of the Purchased Corporations have legal and beneficial ownership, free and clear of all Encumbrances except for Permitted Encumbrances, of all of the Non-Oil and Gas Real Properties. Excluding the Oil and Gas Assets, no Purchased Corporation is the owner or lessee of, or subject to any agreement or option to own or lease, any real property or any interest in any real property, other than the Subject Properties. All of the Buildings and Fixtures on the Non-Oil and Gas Real Properties were constructed in accordance with all Applicable Laws and one or more of the Purchased Corporations have adequate rights of ingress and egress into the Non-Oil and Gas Real Properties for the operation of the business of each Purchased Corporation in the Ordinary Course. None of the Non-Oil and Gas Real Properties or the Buildings and Fixtures thereon, nor their use, operation or maintenance for the purpose of carrying on the business of any Purchased Corporation, violates any restrictive covenant or any provision of any Applicable Law or encroaches on any property owned by any other Person. No condemnation or expropriation proceeding is pending or, to the knowledge of the Vendors, threatened against any of the Non-Oil and Gas Real Properties.

(o)	Leases. Excluding the Oil and Gas Assets, no Purchased Corporation is a party to, or under any agreement to become a party to, any lease with respect to real property other than the Leases, copies of which have been provided to the Purchaser. Each Lease is in good standing, creates a good and valid leasehold estate in the Non-Oil and Gas Leased Properties thereby demised and is in full force and effect without amendment, except as disclosed in Section 3.1(o) of the Disclosure Letter. With respect to each Lease (i) all rents and additional rents have been paid, (ii) no waiver, indulgence or postponement of the lessee’s obligations has been granted by the lessor, (iii) there exists no event of default or event, occurrence, condition or act (including the purchase of the Purchased Securities and the Additional Share Transactions) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Lease, and (iv) to the knowledge of the Vendors, all of the covenants to be performed by any other party under the Lease have been fully performed. Each of the Non-Oil and Gas Leased Properties is adequate and suitable for the purposes for which it is presently being used and one or more of the Purchased Corporations have adequate rights of ingress and egress into each of the Non-Oil and Gas Leased Properties for the operation of the business of each Purchased Corporation in the Ordinary Course.

(p)	Material Contracts. Except for the Contracts described in Section 3.1(p) of the Disclosure Letter, the Documents of Title, the Leases, the Employee Plans listed in Section 3.1(tt) of the Disclosure Letter, the insurance policies listed in Section 3.1(uu) of the Disclosure Letter and the Employment Contracts listed in Section 3.1(ss) of the Disclosure Letter (collectively, the “Material Contracts”), no Purchased Corporation is a party to or bound by:

(i)	any distribution, sales or marketing Contract;

(ii)	any continuing Contract involving the performance of services, delivery of goods or materials, or payments to or by one or more Purchased Corporations of an amount or value in excess of $300,000;

(iii)	any guarantee by any Purchased Corporation of any obligation of another Person;

(iv)	any indenture, mortgage, loan, credit or similar Contract under which any Purchased Corporation has borrowed any money or issued any note, bond, indenture or other evidence of indebtedness for borrowed money, sold and leased back assets or guaranteed indebtedness for others;

(v)	any Contract or other commitment, including any authority for expenditure, cash call or similar request for funds or demand for payment or contribution pursuant to such Contract or commitment, requiring any individual expenditure in excess of $150,000 or aggregate expenditures in excess of $300,000 any 12-month period;

(vi)	any Contract that creates a partnership, joint venture or other similar arrangement with a third party, whether or not it relates to its Oil and Gas Assets;

(vii)	any Contract that expires or may be renewed at the option of any Person other than the applicable Purchased Corporation so as to expire more than one year after the date of this Agreement;

(viii)	any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(ix)	any joint operating or development agreement, exploration agreement or area dedication agreement or any area of mutual interest, area of exclusion or other Contract that limits or restricts the right of any Purchased Corporation to engage or compete in any business in any geographic area, including joint ventures, confidentiality agreements or area of mutual interest agreements entered into in connection with prospect reviews and similar arrangements by which any Purchased Corporation will be bound or to which any of its Oil and Gas Assets will be subject at or after Closing;

(x)	any Contracts or other arrangements for the sale, gathering, processing, transportations, storage, compression or transmission of, or the provision of any similar services in respect of, any Hydrocarbons by which any Purchased Corporation will be bound or to which its Oil and Gas Assets or any Hydrocarbons produced therefrom or allocated thereto will be subject at or after Closing;

(xi)	any Contract limiting the freedom of any Purchased Corporation to engage in any line of business, compete with any other Person, solicit any Persons for any purpose, operate its assets at maximum production capacity or otherwise conduct its business;

(xii)	any Contract pursuant to which any Purchased Corporation is a lessor of any machinery, equipment, motor vehicles, fixtures or other personal property;

(xiii)	any Contract with any Person with whom any Purchased Corporation or the Vendors do not deal at arm’s length;

(xiv)	any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(xv)	any Contract in respect of the Intellectual Property or Software owned by, licensed to or used by any Purchased Corporation;

(xvi)	any Contract made out of the Ordinary Course; or

(xvii)	any Contract that is material to the business of any Purchased Corporation.

(q)	No Breach of Material Contracts. Each Purchased Corporation has performed all of the obligations required to be performed by it and is entitled to all benefits under the Material Contracts to which it is a party. No Purchased Corporation is alleged to be in default of any Material Contract to which it is a party. Each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default of any Purchased Corporation or its counterparty under any Material Contract. True, correct and complete copies of all Material Contracts have been delivered to the Purchaser. All Contracts with non-arm’s length Persons, if any, do not contain any non-market terms.

(r)	No Breach of Other Contracts. With respect to Contracts to which any Purchased Corporation is a party that are not Material Contracts, no Purchased Corporation or its counterparty has violated or breached, in any material respect, any of the terms or conditions of any such Contract, and to the knowledge of the Vendors, all the covenants to be performed by the parties to such Contracts have been fully performed, in all material respects.

(s)	No Indemnity Agreements. Except for indemnity agreements with its directors and officers or, as applicable, management executives as contemplated by the by-laws, as applicable, of any Purchased Corporation and Applicable Laws, and other than standard indemnity agreements in the Ordinary Course provided to service providers, no Purchased Corporation is a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any Person.

(t)	Accounts Receivable. All Accounts Receivables of the Purchased Corporations are bona fide.

(u)	Intellectual Property.

(i)	Section 3.1(u) of the Disclosure Letter lists of all material Intellectual Property owned by or licensed to any Purchased Corporation or used by any Purchased Corporation in carrying on its business.

(ii)	Each Purchased Corporation has the right to use all the Intellectual Property used by it in carrying on its business. Each Purchased Corporation has taken all reasonable steps to protect its rights in and to its owned Intellectual Property.

(iii)	Except as set forth in Section 3.1(u) of the Disclosure Letter, no Purchased Corporation is a party to or bound by any Contract or other obligation that limits or impairs its ability to use, sell, transfer, assign or convey, or that otherwise affects: (A) any of the Intellectual Property owned by it or (B) any of the Intellectual Property licensed to or used by it, the loss of which would result in a Material Adverse Change.

(iv)	Except as set out in Section 3.1(u) of the Disclosure Letter (A) no Purchased Corporation is infringing upon, misappropriating or otherwise violating any copyrights or trade secrets of any Person, (B) to the knowledge of the Vendors, no Purchased Corporation is infringing upon, misappropriating or otherwise violating any Intellectual Property (other than copyrights and trade secrets) of any Person, (C) no Purchased Corporation has received from any Person in the past twelve months any written notice, charge, complaint, claim or other written assertion alleging any such infringement, misappropriation, or other violation by any Purchased Corporations of the Intellectual Property of any Person. To the knowledge of the Vendors, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property of any Purchased Corporation in any manner.

(v)	Except as set forth in Section 3.1(u) of the Disclosure Letter following the Closing, no Vendor or any affiliate of any Vendor will retain or use any of the Intellectual Property owned by, licensed to or used by any Purchased Corporation.

Particular Matters Relating to the Oil and Gas Assets

(v)	No Other Documents of Title/Operatorship. Other than the Documents of Title (or copies thereof) provided to the Purchaser, the Purchased Corporations have no (and have had no) interest in, and have no (and have had no) obligations or potential liabilities (whether past, present, future or continent) of any kind whatsoever under any other: (i) E&P Contracts; (ii) joint operating agreements, operating procedures, unit agreements or unit operating agreements; (iii) agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems or similar facilities; (iv) pooling agreements, royalty agreements, farmin agreements, farmout agreements or participation agreements; (v) trust agreements; (vi) agreements respecting the gathering, measurement, processing, compression or transportation of Hydrocarbons; (vii) seismic data or licensing agreements; (viii) well operating contracts; or (ix) surface leases, pipeline easements, road use agreements or other Contracts granting surface rights. None of the Purchased Corporations are the operator under any agreements or arrangements referenced in the preceding (i) through (ix).

(w)	Title to Oil and Gas Assets. Although they do not warrant title, the Vendors do not have reason to believe that any Purchased Corporation does not have title to or the irrevocable right to produce and sell its Hydrocarbons and do represent and warrant that the Oil and Gas Assets are, except for Permitted Encumbrances, free and clear of Encumbrances, adverse claims and any royalties, production payments, working interest reductions or other similar encumbrances created by, through or under the Vendors or any Purchased Corporation, and the Purchased Corporations hold their Oil and Gas Assets under valid and subsisting leases, Authorizations, concessions, concession agreements, contracts, subleases, reservations or other agreements, as applicable. The Vendors are not aware of any defects, failures or impairments in the title of any Purchased Corporation to the Oil and Gas Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on any Purchased Corporation.

(x)	Documents of Title. To the knowledge of the Vendors:

(i)	each Purchased Corporation, as the case may be, is in good standing under all, and is not in default under any; and

(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

Documents of Title or any other agreements and instruments pertaining to the Oil and Gas Assets to which any Purchased Corporation is a party or by or to which any Purchased Corporation or such assets are bound or subject and all such Documents of Title and other similar agreements and instruments are in good standing and in full force and effect and none of the counterparties to the Documents of Title and other agreements and instruments is in default thereunder. No Purchased Corporation has received written notice of any material default under any of the Documents of Title pertaining to its Oil and Gas Assets or to which it is a party or by or to which it or any such assets are bound or subject.

(y)	No Third Party Rights. There are no farm-in rights, earn-in rights, option, rights of first refusal, occupancy right, defect of title, restriction or adverse right or claim, right of third parties or other preferred rights or similar provisions in respect of the Oil and Gas Assets that are triggered as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, and there are no royalty rights, production payments, net profits, overriding royalty interest, or similar provisions in respect of the Oil and Gas Assets that are triggered as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. No director, officer, insider or other non-arm’s length party to any Purchased Corporation has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of any Purchased Corporation.

(z)	No Reductions. None of the Oil and Gas Assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature or subject to the payment of any premium for the reinstatement thereof, by virtue of or through any right or interest granted by, through or under any Purchased Corporation.

(aa)	No Default. No Vendor is aware of any condition, circumstance or matter of a material nature which constitutes or which, with the passage of time or the giving of notice, would constitute a default under its Oil and Gas Assets.

(bb)	Production Levies. All royalties, production payments, shares of production or proceeds from the sale of production, bonuses, local benefits payments, rentals and other similar payments, and all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of Hydrocarbons or the receipt of proceeds therefrom, payable by or on behalf of any Purchased Corporation in respect of the Oil and Gas Assets prior to the date hereof have been properly and fully paid and discharged, and there are no such amounts that are unpaid and could result in a Encumbrance (except for Permitted Encumbrances) on any of the Oil and Gas Assets.

(cc)	Production Restrictions. No Purchased Corporation has received written notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and none of the wells in which any Purchased Corporation holds an interest is subject to any such penalty or restriction.

(dd)	Well Completion. To the knowledge of the Vendors, all wells located on any lands in which any Purchased Corporation has an interest, or lands with which such lands have been pooled or unitized have been drilled and, as applicable, completed, produced, capped or abandoned in all material respects in accordance with good and prudent oil and gas industry practices in the applicable jurisdictions where such wells or lands are located, the Contracts granting the rights therein to any Purchased Corporation and all applicable statutes and regulations. All wells located on any lands in which any Purchased Corporation has an interest, or lands with which such lands have been pooled or unitized, that are operated by any Purchased Corporation have been drilled and, as applicable, completed, produced, capped or abandoned in all material respects in accordance with good and prudent oil and gas industry practices in the applicable jurisdictions where such wells or lands are located, the Contracts granting the rights therein to any Purchased Corporation and all applicable statutes and regulations.

(ee)	Tangible Property. The tangible personal property forming part of or used or intended for use in connection with the Oil and Gas Assets:

(i)	for which any Purchased Corporation was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in the applicable jurisdictions where such wells or lands are located and all Applicable Laws during all periods in which any Purchased Corporation was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the Ordinary Course; and

(ii)	for which any Purchased Corporation was not or is not operator, to the knowledge of the Vendors, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in the applicable jurisdictions where such wells or lands are located and all Applicable Law during all periods in which any Purchased Corporation had an interest therein and is in good condition and repair, ordinary wear and tear excepted, and is useable in the Ordinary Course.

(ff)	No Restrictive Covenants. No Purchased Corporation is a party to or bound or affected by any commitment, agreement or instrument containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, or transfer or move any of its assets or operations, including obligations in the nature of: (i) an area of mutual interest or an area of exclusion; (ii) the sale of or commitment to sell any Hydrocarbon production; or (iii) the dedication of any Hydrocarbons to, or other commitment to, the use of any facilities.

Financial Matters

(gg)	Books and Records. All accounting and financial Books and Records have been fully, properly and accurately kept and completed in all material respects. The Books and Records and other data and information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which will not be available in the Ordinary Course.

(hh)	Financial Statements. The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with those of previous fiscal years and present fairly:

(i)	the assets, liabilities, (whether accrued, absolute, contingent or otherwise) and financial position of the Corporation and its Subsidiaries as at the respective dates of the relevant statements; and

(ii)	the sales and earnings of the Corporation and its Subsidiaries during the periods covered by the Financial Statements.

True, correct and complete copies of the Financial Statements are attached as Section 3.1(ii) of the Disclosure Letter.

(ii)	No Liabilities. No Purchased Corporation has any material liability or obligation of any nature whatsoever, including known, due, to become due, direct, indirect, absolute, contingent or otherwise and whether or not required to be accrued on the financial statements of the Purchased Corporations and no matter, fact, circumstance or event has occurred which will give rise to any liability or obligation after Closing of any nature whatsoever, except for (i) liabilities and obligations reflected or reserved against in the Financial Statements, (ii) current liabilities incurred after the Balance Sheet Date which liabilities are in the Ordinary Course, provided, however that there are no material authorizations for expenditure or similar financial commitments issued and outstanding pursuant to which expenditures may be required by any Purchased Corporation after Closing that have not been disclosed in writing to the Purchaser, or (iii) liabilities and obligations disclosed in Section 3.1(jj) of the Disclosure Letter.

(jj)	Indebtedness of Insiders and Others. No director, officer, insider or other non-arm’s length party of any Purchased Corporation is indebted to any Purchased Corporation.

(kk)	No Brokers. No Purchased Corporation or any Vendor has retained any financial advisor, broker, agent or finder, or paid or agreed to pay or have the Purchaser pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated by this Agreement, the Additional Share Transactions or any transaction presently ongoing or contemplated.

Business Matters

(ll)	Conduct of Business in Ordinary Course. Except as disclosed in Section 3.1(mm) of the Disclosure Letter, since the Balance Sheet Date, the business of each Purchased Corporation has been carried on in the Ordinary Course. Without limiting the generality of the foregoing, except as disclosed in Section 3.1(mm) of the Disclosure Letter (in the period between the Balance Sheet Date and the date of this Agreement), no Purchased Corporation has taken any of the actions set out in Section 5.1(1)(a)(i) – (xxviii).

(mm)	No Material Adverse Change. Since the Balance Sheet Date, there has not been any Material Adverse Change and no event has occurred or circumstance exists which may result in such a material adverse change.

(nn)	Authorizations. Each of the Purchased Corporations owns, holds, possesses or lawfully uses in the operation of its business, all Authorizations which are necessary for it to conduct its business as presently or previously conducted or for the ownership and use of its Assets in compliance with all Applicable Laws. All Authorizations material to any Purchased Corporation or the business of any Purchased Corporation are listed in Section 3.1(oo) of the Disclosure Letter (the “Material Authorizations”). Each Material Authorization is valid, subsisting and in good standing, no Purchased Corporation is in default or breach of any Material Authorization and, no proceeding is pending or, to the knowledge of the Vendors, threatened to revoke or limit any Material Authorization and no Purchased Corporation has received any notice, whether written or oral, of revocation, non-renewal or material amendment to any Material Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any Material Authorization. No Vendor nor any Affiliate of the Vendors owns or has any proprietary, financial or other interests (direct or indirect) in any Material Authorization which any Purchased Corporation owns, possesses or uses in the operation of its business as now or previously conducted.

(oo)	Compliance with Laws. Each Purchased Corporation has conducted its business and operated its Assets in material compliance with all Applicable Laws and Material Authorizations. To the knowledge of each Vendor, no Purchased Corporation has received written notice from any Governmental Authority of any violation of or investigation relating to any federal, provincial, state, municipal or local law, regulation or ordinance with respect to any Purchased Corporation or the Assets.

(pp)	No Litigation. Except as described in Section 3.1(qq) of the Disclosure Letter, there are no (i) actions, suits or proceedings, at law or in equity, by any Person (including any Purchased Corporation), (ii) any grievance, arbitration, investigation, audit or other alternative dispute resolution process, or (iii) administrative or other proceeding involving any Purchased Corporation, pending, or, to the knowledge of the Vendors, threatened against or affecting any Purchased Corporation, the business of any Purchased Corporation or any of the Assets, and, to the knowledge of the Vendors, there is no valid basis for any action, complaint, grievance, suit, proceeding, arbitration, investigation audit or other alternative dispute resolution process involving any Purchased Corporation. No Purchased Corporation is subject to any judgment, order or decree entered in any lawsuit or proceeding nor has any Purchased Corporation settled any claim prior to being prosecuted in respect of it. With respect to any claim or proceeding that has been settled by any Purchased Corporation, that Purchased Corporation has obtained appropriate releases or other documentation to ensure that such settlements are final and non-appealable.

(qq)	Environmental Compliance.

(i)	Except as set forth on Section 3.1(rr) of the Disclosure Letter:

(A)	no Purchased Corporation is in material violation of any Environmental Laws;

(B)	each Purchased Corporation has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(C)	there have been no spills, releases, deposits, discharges or emissions of Hazardous Substances into the Environment by any Purchased Corporation that have not been remedied in accordance with Applicable Laws;

(D)	no orders, directions or written notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets (including its Oil and Gas Assets) of any Purchased Corporation, including orders or directions requiring the abandonment of any wells or the decommissioning, dismantling and/or disposal of any facilities or equipment in which any Purchased Corporation holds an interest or for which it is responsible;

(E)	to the knowledge of each Vendor, no Purchased Corporation has failed to report to any Governmental Authority the occurrence of any material event which is required to be so reported under any Environmental Law;

(F)	each Purchased Corporation holds all Authorizations required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets (including its Oil and Gas Assets), all such Authorizations are in full force and effect;

(G)	except for notifications and conditions of general application to assets for reclamation obligations, no Purchased Corporation has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Authorization issued pursuant thereto, or that any Authorization referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(H)	there are no material contaminants located on, at or under any of the Subject Properties.

(ii)	Section 3.1(rr) of the Disclosure Letter lists all retainer letters, reports and documents relating to the environmental matters affecting any Purchased Corporation or any of the Subject Properties which are in the possession or under the control of one or more Vendors. Copies of all such letters, reports and documents have been provided to the Purchaser. To the knowledge of the Vendors, there are no other letters, reports or documents relating to environmental matters affecting any Purchased Corporation or any of the Subject Properties which have not been made available to the Purchaser whether by reason of confidentiality restrictions or otherwise.

(rr)	Employees.

(i)	Each Purchased Corporation is and has been in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, fair employment practices, employee classification, wages, hours of work, overtime, human rights and occupational health and safety, and there are no outstanding claims, complaints, investigations or orders under any such Applicable Laws and to the knowledge of the Vendors there is no basis for such claim.

(ii)	There is no collective agreement in force with respect to the employees of any Purchased Corporation nor is there any Contract with any employee association in respect of the employees of any Purchased Corporation.

(iii)	To the knowledge of the Vendors, there are no threatened or pending union organizing activities involving any employees of any Purchased Corporation. There is no labor strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Vendors, threatened against any Purchased Corporation and no such event has occurred within the last five years.

(iv)	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Employee Plans have either been paid or are accurately reflected in the Books and Records.

(v)	Section 3.1(ss) of the Disclosure Letter contains a correct and complete list of each employee and of any Purchased Corporation, whether actively at work or not, showing without names or employee numbers their salaries, wage rates, commissions and consulting fees, bonus arrangements, benefits, positions, status as full-time or part-time employees, location of employment, cumulative length of service with any Purchased Corporation and whether they are subject to a written employment Contract.

(vi)	Except as disclosed in Section 3.1(ss) of the Disclosure Letter, no employee of any Purchased Corporation has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Applicable Law from the employment of an employee without an agreement as to notice or severance.

(vii)	Current and complete copies of all executive Employment Contracts have been delivered or made available or described to the Purchaser.

(viii)	Except as disclosed in Section 3.1(ss) of the Disclosure Letter, there are no severance, compensation, change of control, employment, retention or other Contracts or benefit plans with current or former employees providing for cash or other compensation, benefits or acceleration of benefits upon the consummation of, or relating to, the transactions contemplated by this Agreement and the Additional Share Transactions, including a change of control of the Corporation or of any of its Subsidiaries.

(ix)	For purposes of this Section 3.1(rr) “employees” includes employees, workers and independent contractors.

(ss)	Employee Plans.

(i)	Section 3.1(tt) of the Disclosure Letter lists and describes all Employee Plans. True, correct and complete copies of all the Employee Plans as amended, together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant Persons have been furnished to the Purchaser. No changes have occurred or are expected to occur which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser.

(ii)	The Corporation does not and has never sponsored or participated in a defined benefit pension plan.

(iii)	All Employee Plans have been established, registered, administered, communicated and invested in accordance with all Applicable Laws. No fact or circumstance exists which could adversely affect the registered status of any such Employee Plan. Neither the Corporation, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(iv)	Each Purchased Corporation with an Employee Plan has made all contributions and paid all premiums in respect of each Employee Plan in a timely fashion in accordance with the terms of each Employee Plan and Applicable Laws. Each such Purchased Corporation has paid in full all contributions and premiums for the period up to the Closing Date even though not otherwise required to be paid until a later date or has made full and adequate disclosure of and provision for such contributions and premiums in the Books and Records.

(v)	Other than routine claims for benefits, no Employee Plan is subject to any pending action, investigation, examination, claim (including claims for Taxes) or any other proceeding initiated by any Person, and there exists no state of facts which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding.

(vi)	None of the Employee Plans enjoy any special tax status under any Applicable Laws, nor have any advance tax rulings been sought or received in respect of any Employee Plan. No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due under such insurance policy or agreement. The level of insurance reserves under each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(tt)	Insurance. Other than the insurance policies listed in Section 3.1(uu) of the Disclosure Letter, the Assets are not insured against loss or damage by all insurable hazards or risks on a replacement cost basis. Section 3.1(uu) of the Disclosure Letter contains, to the knowledge of each Vendor, a correct and complete list of insurance policies which are maintained by each Purchased Corporation setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any pending claims. To the knowledge of each Vendor, no Purchased Corporation is in material default with respect to any of the provisions contained in its insurance policies, nor has any Purchased Corporation failed to give any material notice or to present any claim under any insurance policy in a due and timely fashion or provide any information requested by any insurer in connection with any application for insurance that could result in the cancellation of any insurance policy or a denial of coverage for a risk otherwise covered by any such insurance policy or bond. To the knowledge of each Vendor, no circumstances exist in respect of which any Person is entitled to coverage under any insurance policy but for which a Purchased Corporation has not yet provided notice to its insurer. No Purchased Corporation has, to the knowledge of each Vendor, received from any insurer in connection with any known claim for coverage a written notice of refusal of any insurance coverage or written notice that a defense will be afforded with reservation of rights.

(uu)	Customers and Suppliers. No material customer or supplier has given any Purchased Corporation written notice terminating, canceling, reducing the volume under, or renegotiating the pricing terms or any other material terms of any Contract or relationship with any Purchased Corporation or threatening to take any of such actions, and, to the knowledge of the Vendors, no such customer or supplier intends to do any of the foregoing.

(vv)	Corporate Opportunities. No Purchased Corporation or its board of directors has agreed or consented to the release of any director or officer of any Purchased Corporation from any fiduciary duty owed by such Person to any Purchased Corporation, including as would allow any such Person to pursue any corporate opportunities that would otherwise be the property of any Purchased Corporation.

(ww)	Taxes.

(i)	Each Purchased Corporation has paid all Taxes which are due and payable within the time required by Applicable Law, and has paid all assessments and reassessments it has received in respect of Taxes. Each Purchased Corporation has made full and adequate provision in the Books and Records and Financial Statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Closing Date. No Purchased Corporation has received any refund of Taxes to which it not entitled.

(ii)	The liability for Taxes of each Purchased Corporation has been assessed by all relevant Governmental Entities for all periods up to and including 2015. The only taxation years of any Purchased Corporation that remain open for the assessment or reassessment of additional Taxes are those set out in Section 3.1(xx) of the Disclosure Letter. There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, any Purchased Corporation. No Purchased Corporation has received a ruling from any Governmental Authority in respect of Taxes or signed an agreement in respect of Taxes with any Governmental Authority and, without limiting the generality of the foregoing, no Purchased Corporation is a party to or bound by any obligation under any Tax sharing or allocation agreement or similar contract or arrangement (whether or not written) nor does any Purchased Corporation owe any amount under any such agreement.

(iii)	There are no claims, actions, suits, audits, proceedings, investigations or other action pending or threatened against any Purchased Corporation in respect of Taxes and, to the knowledge of the Vendors, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against any Purchased Corporation by a Governmental Authority for any period ending on or prior to the Closing Date. No Purchased Corporation is negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Authority and no Purchased Corporation has received any indication from any Governmental Authority that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Closing Date. There are no facts of which the Vendors are aware which would constitute grounds for the assessment or reassessment of Taxes payable by any Purchased Corporation for any period ending on or prior to the Closing Date, except in respect of Taxes that are provided for in the Books and Records and Financial Statements. No Vendor is aware of any contingent liabilities of any Purchased Corporation for Taxes or any grounds for an assessment or reassessment of Taxes including, without limitation, the treatment of income, expenses, credits or other claims for deduction under any Tax Return.

(iv)	Each Purchased Corporation has withheld and collected all amounts required by Applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority within the time prescribed under any Applicable Law.

(v)	No Purchased Corporation is subject to any liability for Taxes of any other Person.

(vi)	Each Purchased Corporation has filed or caused to be filed with the appropriate Governmental Authority, within the times and in the manner prescribed by Applicable Law, all federal, national, super-national, provincial, local and foreign Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete and such Tax Returns reflect accurately all liability for Taxes of each such Purchased Corporation for the periods covered thereby.

(vii)	no Purchased Corporation is subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income tax purposes in its jurisdiction of formation or in any jurisdiction in which it operates, carries on business or is registered.

(viii)	To the knowledge of the Vendors, no claim has ever been made by a Governmental Authority in respect of Taxes in a jurisdiction where no Purchased Corporation files Tax Returns that any Purchased Corporation is or may be subject to Tax by that jurisdiction.

(xx)	Business Ethics.

(i)	The operations of each Purchased Corporation and, to the knowledge of the Vendors, operations relating to the Oil & Gas Assets are and have been conducted at all times in compliance with applicable Money Laundering Laws to which any Purchased Corporation and its business (including the Oil & Gas Assets) are subject and no action, suit or proceeding by or before any court, Governmental Authority or arbitrator involving any Purchased Corporation or, to the knowledge of the Vendors, relating to the Oil and Gas Assets with respect to Money Laundering Laws to which any Purchased Corporation or its business are subject is pending, or, to the knowledge of the Vendors, threatened.

(ii)	No Purchased Corporation nor any of its Representatives nor, to the knowledge of the Vendors, any Person acting in relation to the Oil and Gas Assets: (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (B) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees; (C) has violated or is violating any provision of the: (1) CFPOA; (2) the FCPA; (3) the Bribery Act; (4) the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on November 21, 1997, which entered into force on February 15, 1999; (5) the Convention’s Commentaries, the principles described in the United Nations Convention against Corruption approved by the General Assembly of the United Nations on October 31, 2003 in New York, USA ratified by Colombian Law 970, 2005; or (6) any other similar anti-bribery or anti-corruption laws applicable to any Purchased Corporation or its Representatives; (D) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; or (E) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or has agreed or undertaken to do any of the foregoing.

(iii)	No Purchased Corporation nor any of its Representatives nor, to the knowledge of the Vendors, any Person acting in relation to the Oil and Gas Assets has made, offered or authorized and will not make, offer or authorize any payment, gift, promise or other advantage, whether directly or through any other person, to or for the use or benefit of any public official (including any Person holding a legislative, administrative or judicial office, including any Person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate the CFPOA, the FCPA or the Bribery Act or any similar laws applicable to any such person. Specifically, no such person will take any action in furtherance of an offer or promise to pay, lend or give money or anything of value, directly or indirectly, to or for the use of any public official, or to any other person while knowing that all or a portion of such money or thing of value will be offered, given, loaned or promised, directly or indirectly, to or for the use of or benefit of any public official, for any of the following purposes: (A) influencing any act or decision of such public official in his or her official capacity; (B) inducing such public official to do or omit to do any act in violation of the lawful duty of the public official; (C) inducing such public official to use his or her influence with any Governmental Authority, public international organization or political party to affect or influence any act or decision of such entity; or (D) securing any improper advantage to either assist a Person to obtain business or to further the interests of its business.

(iv)	No Purchased Corporation nor any of its Representatives nor, to the knowledge of the Vendors, any Person acting in relation to the Oil and Gas Assets: (A) has used any funds of such entity for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (B) has violated or is in violation of any provision of the CFPOA, the FCPA or any other similar anti-corruption Applicable Laws; (C) has made, directly or indirectly, any unlawful payment or offer or promise to pay any money, gift or anything of value to any foreign official (as defined in the CFPOA or FCPA), domestic official or employee; or (D) has made, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(v)	No Purchased Corporation nor any of its Representatives nor, to the knowledge of the Vendors, any Person acting in relation to the Oil and Gas Assets, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments in, or with, in any currency, any individuals or entities sanctioned as SDNs under sanctions administered by OFAC. No Purchased Corporation nor any of its Affiliates is owned or affiliated with a country sanctioned by OFAC or SDNs (as defined by OFAC) and no Representative of any Purchased Corporation is an SDN, employed by or affiliated with the government, or are resident in, a country sanctioned by OFAC.

(vi)	No Purchased Corporation nor any of its Representatives nor, to the knowledge of the Vendors, any Person acting in relation to the Oil and Gas Assets is currently the subject of any OFAC sanctions.

(vii)	Each Purchased Corporation maintains appropriate internal controls over financial reporting given Applicable Laws (including, as applicable, given the relevant business operations of any Purchased Corporation, the Money Laundering Laws and the CFPOA, FCPA and Bribery Act) to which it is subject. Such internal controls over financial reporting are effective in providing sufficient assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in sufficient detail accurately and fairly reflect the transactions and dispositions of the funds and assets of each Purchased Corporation; (B) provide sufficient assurance that transactions and dispositions of funds are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of each Purchased Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (C) provide sufficient assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets or funds of any Purchased Corporation that could have a material effect on its financial statements.

Section 3.2           Representations and Warranties Regarding the Vendors

The Vendors acknowledge that Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendors set out in this Section 3.2 and each Vendor, severally and not jointly and severally, as to itself only, represents and warrants to the Purchaser at the date hereof and as of the Effective Date as follows:

(a)	Incorporation and Corporate Power. Each Vendor is a corporation incorporated, organized and subsisting under the laws of its formation and has the requisite power and authority to carry on its business as it is now being conducted by it and to own, lease and operate its properties and assets (including the Purchased Securities). Each Vendor has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

(b)	Corporate Authorization. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of each Vendor.

(c)	Execution and Binding Obligation. The execution and delivery of this Agreement and all other agreements and instruments to be executed by each Vendor as contemplated herein and the consummation by each Vendor of the transactions contemplated by this Agreement and all such other agreements and instruments has been duly authorized by and no other corporate proceedings on the part of any Vendor are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each Vendor and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of each Vendor enforceable against each Vendor in accordance with its terms, subject, however, to limitations imposed by Applicable Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

(d)	No Conflict. Except for the ANH Approval and the SIC Notice, the filings, notifications and Authorizations described in Section 3.1(c) of the Disclosure Letter, the consents, approvals and waivers described in Section 3.1(d) of the Disclosure Letter or as disclosed in Section 3.1(b) of the Disclosure Letter, the execution and delivery of this Agreement by the Vendors and the performance and consummation of any transaction contemplated by this Agreement:

(i)	do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of any (A) constating documents or by-laws, as applicable, of the Vendors or (B) any Contracts or instruments to which any Vendor is a party or pursuant to which any Vendor’s assets or property may be affected;

(ii)	do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by any Vendor in connection with the ownership of the Purchased Securities or the operation of the business of any Purchased Corporation; and

(iii)	do not and will not result in the violation of any Applicable Law.

(e)	Required Consents. There is no requirement to obtain any consent, approval or waiver of a party under any Contract to which any Vendor is a party to any of the transactions contemplated by this Agreement, except for the consents, approvals and waivers described in Section 3.1(d) of the Disclosure Letter.

(f)	No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement, there are no rights, subscriptions, options, warrants, conversion rights, calls, or other rights, plans, agreements, commitments or other Contracts of any character whatsoever (whether by Applicable Law, pre-emptive or contractual granted by any Vendor or capable of becoming such) requiring the purchase, acquisition or transfer from any Vendor of any Purchased Securities of any Vendor, including without limitation any right to vote any Purchased Securities of any Vendor.

(g)	Title to Purchased Securities. Each Vendor owns that number of the Purchased Securities set out opposite its name on Section 3.2(g) of the Disclosure Letter. Each Vendor owns such Purchased Securities as the registered and beneficial owner with a good title, free and clear of all Encumbrances other than those restrictions on transfer, if any, contained in the articles of association of the Corporation. Upon completion of the transactions contemplated by this Agreement, each Vendor will have transferred to the Purchaser good and valid title to such Purchased Securities, free and clear of all Encumbrances other than (i) those restrictions on transfer, if any, contained in the articles of association of the Corporation, and (ii) Encumbrances granted by the Purchaser.

(h)	No Voting Agreements. Each Vendor has the sole right to vote all of its Purchased Securities and has not previously granted or agreed to grant any proxy or other right to vote any of its Purchased Securities in respect of any meeting of the shareholders of the Corporation which is currently in force, and has not entered into a voting trust, vote pooling or other agreement with respect to its right to vote, call meetings of shareholders of the Corporation or give consents or approvals of any kind as to its Purchased Securities.

(i)	No Other Securities. The Purchased Securities are the only securities of any Purchased Corporation owned, directly or indirectly, or over which control or direction is exercised, by each Vendor and there are no rights, subscriptions, options, warrants, conversion rights, calls, or other rights, plans, agreements or commitments of any character whatsoever (whether by Applicable Law, pre-emptive or contractual or capable of becoming such) for the purchase or acquisition by any Vendor of additional securities of any Purchased Corporation.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 4.1           Representations and Warranties of the Purchaser.

The Purchaser acknowledges that each Vendor is entering into this Agreement in reliance upon the representations and warranties of Purchaser set out in this Section 4.1 and Purchaser represents and warrants to each Vendor at the date hereof and as of the Effective Date as follows:

(a)	Incorporation and Corporate Power. Purchaser is a corporation incorporated, organized and subsisting under the laws of the Cayman Islands. Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

(b)	Corporate Authorization. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of Purchaser.

(c)	No Conflict. Except for the ANH Approval and the SIC Notice, the execution and delivery of and performance and consummation of any transaction contemplated by this Agreement by the Purchaser:

(i)	do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of (A) its constating documents or by-laws or (B) any Contracts or instruments to which it is a party or pursuant to which its assets or property may be affected; and

(ii)	do not and will not result in the violation of any Applicable Law.

(d)	Execution and Binding Obligation. The execution and delivery of this Agreement and all other agreements and instruments to be executed by the Purchaser as contemplated herein and the consummation by the Purchaser of the transactions contemplated by this Agreement and all such other agreements and instruments has been duly authorized by and no other corporate proceedings on the part of the Purchaser are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by each Vendor, constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject, however, to limitations imposed by Applicable Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

(e)	Business Ethics.

(i)	Neither Purchaser nor any of its Representatives nor to the knowledge of the Purchaser any other Person authorized to act on behalf of the Purchaser, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments in, or with, in any currency, any individuals or entities sanctioned as SDNs under sanctions administered by OFAC. Neither Purchaser nor any of its Affiliates is owned or affiliated with a country sanctioned by OFAC or SDNs (as defined by OFAC) and no Representative of Purchaser is an SDN, employed by or affiliated with the government, or are resident in, a country sanctioned by OFAC.

(ii)	Neither Purchaser nor any of its Representatives nor to the knowledge of the Purchaser any other Person authorized to act on behalf of Purchaser is currently the subject of any OFAC sanctions.

(iii)	Purchaser maintains appropriate internal controls over financial reporting as required by Applicable Laws (including, as applicable, given the relevant business operations of Purchaser, the Money Laundering Laws and the CFPOA, FCPA and Bribery Act) to which it is subject.

(f)	Government Authorizations and Other Consents. No material consent, approval or waiver of, with or to, any Governmental Authority or any other Person is required to be obtained or made by or with respect to Purchaser in connection with the execution and delivery or performance of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby, except, only to the extent required to be obtained by or in respect of Purchaser, for the ANH Approval and the SIC Notice and the filings, notifications and Authorizations described in Section 3.1(c) of the Disclosure Letter.

(g)	Financial Capacity. At the Closing, Purchaser will have available sufficient funds in cash on hand to enable it to make payment of the Purchase Price at Closing and consummate the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement are not subject to the availability of any financing.

(h)	Information. Purchaser acknowledges and agrees that the only representations and warranties made by the Vendors are the representations and warranties expressly set forth in Article 3 and Purchaser has not relied upon any other express or implied representations, warranties, or other projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished by or through the Vendors, the Corporation or any Purchased Corporation (including any Representative of the Vendors, the Corporation or any Affiliate of any of the foregoing), including any projections, forecasts, estimates, appraisals, statements, promises, advice, data or information made, communicated or furnished by or through Vendors’ advisors, or management presentations or other due diligence information. Certain Affiliates of the Purchaser are qualified operators in Colombia and the Purchaser has performed due diligence using information, including that provided by the Vendors and the Corporation.

Article 5
PRE-CLOSING COVENANTS OF THE PARTIES

Section 5.1           Conduct of Business Prior to Closing.

(1)	During the Interim Period, the Vendors shall cause each Purchased Corporation to:

(a)	(x) use commercially reasonable efforts to conduct the business of each Purchased Corporation in the Ordinary Course (for greater certainty, where any Purchased Corporation is an operator of any property, the Vendors shall cause it to operate and maintain such property in a proper and prudent manner in accordance with good oil and gas industry practice and the agreements, including the Documents of Title, and Applicable Laws and Authorizations, governing the ownership and operation of such property) and, without limiting the generality of the foregoing, (y) subject to any exceptions expressly consented to by the Purchaser in writing, not:

(i)	sell, transfer or otherwise dispose of or diminish the value of any assets used in its business except for (A) assets which are obsolete and which individually or in the aggregate do not exceed $150,000, or (B) production from Hydrocarbons sold in the Ordinary Course;

(ii)	make any capital expenditure or commitment except as and when contemplated in the Corporation’s 2016 capital budget appended to Section 5.1(1)(a) of the Disclosure Letter in excess of $150,000 individually or $300,000 in aggregate;

(iii)	expended or commit to expend any amounts with respect to any operating expenses or general and administrative expenses except as and when contemplated in the Corporation’s 2016 capital budget Section 5.1(1)(a) of the Disclosure Letter;

(iv)	acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer;

(v)	acquire any assets with an acquisition cost in excess of $150,000 individually or $300,000 in the aggregate;

(vi)	discharge any obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $150,000;

(vii)	increase its indebtedness for borrowed money or make any loan or advance, or assume, guarantee or otherwise become liable with respect to the liabilities or obligation of any Person;

(viii)	pay, discharge or satisfy any material claims, liabilities or obligations;

(ix)	modify or change any existing Authorization or E&P Contract;

(x)	enter into or terminate any hedges, swaps or other financial instruments or like transactions;

(xi)	make any bonus or profit sharing distribution or similar payment of any kind or declare or pay any dividends or other distributions except as may be required by the terms of a Material Contract or a contract listed in Section 3.1(rr) of the Disclosure Letter;

(xii)	remove any auditor or director or terminate any officer or other senior employee;

(xiii)	hire any officer or director;

(xiv)	write off as uncollectible any Accounts Receivable which individually or in the aggregate is material to the applicable Purchased Corporation or is in excess of $150,000;

(xv)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees or consultants of any Purchased Corporation except as may be required by the terms of a Material Contract or a contract listed in Section 3.1(ss) of the Disclosure Letter;

(xvi)	increase the benefits to which employees of any Purchased Corporation are entitled under any Employee Plan or create any new Employee Plan for any employee;

(xvii)	cancel, waive, release, grant or transfer any material claims or rights;

(xviii)	take any action with respect to the amendment of any severance or termination pay policies or arrangements for any officers, management executives, directors, employees or consultants;

(xix)	grant any advance or any loan to any officer or director or any other party;

(xx)	compromise or settle any litigation, proceeding or other governmental action relating to the Assets or any Purchased Corporation or its business;

(xxi)	cancel or reduce any of its insurance coverage or permit such coverage to lapse;

(xxii)	permit any of its facilities to be shut down for any period of time in excess of 12 hours;

(xxiii)	agree or consent to the release of any director or officer from any fiduciary duty owed by such person to any Purchased Corporation;

(xxiv)	make any change in any method of accounting or auditing practice, or amended or approve any amendment to its constating documents, by-laws (as applicable) or capital structure;

(xxv)	pay within the time prescribed by Applicable Law the proper amount of any Taxes due and payable, including any instalments of Taxes;

(xxvi)	withhold from each payment made by it the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the proper Governmental Authority within the time prescribed under any Applicable Law;

(xxvii)	make, change or revoke any Tax election inconsistent with past practices or adopt or change any method of Tax accounting, settle or compromise any liability with respect to Taxes, file any amended Tax Return or change any accounting period; or

(xxviii)	authorize, agree or otherwise commit, whether or not in writing, to do any of the foregoing;

(b)	use reasonable commercial efforts to preserve its business, organization, assets, properties and goodwill and maintain satisfactory relationships with key suppliers, distributors and customers;

(c)	consult with the Purchaser in respect of the ongoing material business and affairs of each Purchased Corporation and keep the Purchaser apprised of all material developments relating thereto (the parties acknowledge that, to the extent quantifiable, matters with a value more than $150,000 are material for purposes of this Section 5.1(1)(c);

(d)	notify the Purchaser within 48 hours of any community blockage or any other type of interruptions of the ongoing operations under any operated E&P Contract due to problems with the communities or landowners or any other Governmental Authority and consult with and seek the Purchaser’s approval (not be unreasonably withheld) before entering into any other material agreement with the communities or landowners;

(e)	consult and seek the Purchaser’s approval prior to sending any further material technical proposal or adopting any other material technical decision related to the ongoing operations under an operated E&P Contract not previously approved under the work program and budget of the operated E&P Contract; and

(f)	promptly notify the Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of each Vendor threatened, financial or otherwise) in its or any Purchased Corporation’s business, operations, affairs, assets, capitalization, financial condition, Authorizations, rights, privileges or liabilities, whether contractual or otherwise, including the destruction or loss of or any material damage to any of the Oil and Gas Assets (whether or not insured), any release, spills, releases, deposits, discharges or emissions of Hazardous Substances, including Hydrocarbons, that would be required to be reported to a Governmental Authority pursuant to any under Applicable Law.

(2)	Subject to Section 5.1(1), the Vendors shall use their commercially reasonable efforts (a) to not cause or permit to exist a breach of any representations and warranties of the Vendors contained in this Agreement; and (b) to cause the business of each Purchased Corporation to be conducted in such a manner that on the Closing Date such representations and warranties will be true, correct and complete as if they were made on and as of such date. Notwithstanding the foregoing, in the event of a breach of representation and warranty by the Vendors, the Purchaser will solely have recourse against the Vendors under Section 8.2(1)(a) and Section 8.2(2) for breach of representation and warranty and not for breach of covenant.

Section 5.2           Access by Purchaser; Financing Cooperation.

(1)	Subject to Applicable Law, during the Interim Period, the Vendors shall and shall cause the Corporation to (a) upon reasonable notice, permit the Purchaser and its employees, agents, counsel, accountants or other representatives, to have reasonable access during normal business hours to (i) the premises of any Purchased Corporation, (ii) the Assets, including all Books and Records whether retained by any Vendor, any Purchased Corporation or otherwise, (iii) all Contracts and Leases, and (iv) the senior personnel of any Purchased Corporation, in each case, so long as the access does not unduly interfere with the ordinary conduct of the business of any Purchased Corporation; (b) furnish to the Purchaser or its employees, agents, counsel, accountants or other representatives such financial, operating and reserves data and other information with respect to the Assets and any Purchased Corporation as the Purchaser from time to time reasonably requests; and (c) co-operate, or cause the co-operation, with the Purchaser and its representatives in the arrangement of any financing in connection with the transactions contemplated by the Agreement, as the Purchaser may reasonably request from time to time.

(2)	Without limiting the generality of Section 5.2(1), if any financial information is required by any Governmental Authority in connection with the filing by Purchaser of public disclosure documents (including any offering documents) after the date of this Agreement, on receiving the written request of Purchaser indicating what financial information in relation to the Purchased Corporations is required and the purpose of that request, including the requirements of the applicable Governmental Authority on which the request is based (the “Securities Financial Information”), the Vendors shall cause the Corporation to provide access to the Securities Financial Information sufficient to allow Purchaser’s auditors to prepare any financial statements and to allow Purchaser’s auditors to express an audit opinion in respect of any financial statements prepared for any periods in respect of the Purchased Corporations. In furtherance of this obligation, the Vendors shall cause the Corporation to provide reasonable and timely access to the Corporation’s Chief Financial Officer.

(3)	The Vendors shall use commercially reasonable efforts, and shall use commercially reasonable efforts to cause the Corporation to, deliver to Purchaser the information and materials set out in Schedule 5.2(3) by the deadlines set out therein.

(4)	From the date hereof until the Closing (or the earlier termination of this Agreement in accordance with its terms), the Vendors and the Corporation will, and will cause each Purchased Corporation to, and will use its commercially reasonable efforts to cause its and each Purchase Corporation’s Representatives to, use its or their commercially reasonable efforts to cooperate with Purchaser in connection with Purchaser’s arrangement of any equity or debt financing, all or a portion of which will be used to fund the Purchase Price (each a “Financing”). Such cooperation will include using commercially reasonable efforts to:

(a)	cooperate with the marketing efforts of Purchaser for all or any part of the Financings, including making appropriate officers reasonably available, with appropriate advance notice, for participation in lender or investor meetings, due diligence sessions, meetings with ratings agencies and road shows, and reasonable assistance in the preparation of confidential information memoranda, private placement memoranda, prospectuses, lender and investor presentations and similar documents as may be reasonably requested by Purchaser or any Person providing any Financing (each a “Financing Party”), in each case, with respect to information relating to the Purchased Corporations in connection with such marketing efforts; provided, however, that any failure by the Vendors and the Corporation to fulfill all the requirements in this subsection (a) will not constitute a breach of this Agreement;

(b)	furnish Purchaser and any Financing Party with the financial and other information with respect to the Purchased Corporations as required under Regulation S-K [A1] of the Securities Act of 1933, as amended and non-financial information currently in the possession of the Corporation used in the preparation of customary offering or information documents or rating agency, lender presentations or road shows relating to such Financing;

(c)	request that the Corporation’s independent accountants participate in drafting sessions and accounting due diligence sessions and cooperate with any Financing or in connection with a customary offering of securities consistent with their customary practice, including requesting that they provide customary consents and comfort letters (including “negative assurance” comfort) to the extent required in connection with the marketing and syndication of such Financing or as are customarily required in an offering of securities of the type contemplated by such Financing;

(d)	furnish all documentation and other information required by any Governmental Authority under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), to the extent reasonably requested by Purchaser at least 10 Business Days prior to the anticipated Closing;

(e)	use commercially reasonable efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be reasonably requested by Purchaser in connection with any Financing;

provided, further, that nothing in this  Section 5.2(4) shall require the Corporation to cause the delivery of (1) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for any Financing, other than as allowed by Section 5.2(4)(c), (2) any financial or other information in a form not customarily prepared by the Corporation with respect to such period, or (3) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request (it being agreed and acknowledged that the preparation of any interim financial statements shall be the sole responsibility of the Purchaser).

Nothing in this  Section 5.2(4) shall require any such cooperation to the extent that it would (1) require the Corporation to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing, (2) interfere with the ongoing business or operations of any Purchased Corporation, or (3) require the any Purchased Corporation to enter into or approve any agreement or other documentation effective prior to the Closing, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of any Purchased Corporation or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to any Financing shall be effective until the Closing. The Corporation hereby consents to the use of its and the Purchased Corporations’ logos solely in connection with any Financing in a form and manner mutually agreed with the Corporation in writing; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage any Purchased Corporation or any of their respective subsidiaries or the reputation or goodwill of any of the foregoing.

Purchaser shall (i) promptly upon request by the Corporation, reimburse the Corporation for all of its reasonable and documented out-of-pocket fees and expenses (including reasonable fees and expenses of external legal counsel and accountants) incurred by any Purchased Corporation or any of its Representatives in connection with any cooperation contemplated by this Section 5.2(3) and (ii) indemnify and hold harmless the Purchase Corporations and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, such cooperation or any Financing and any information used in connection therewith other than those claims, losses, damages, injuries, liabilities, judgments, awards, penalties, fines, costs, expenses and settlement payment arising out of or resulting from the gross negligence, fraud or willful misconduct of any Purchased Corporation or any of their respective Representatives as finally determined by a court of competent jurisdiction.

Section 5.3           Drag Along Notice.

(1)	Within two Business Days after receipt of the ANH Approval, the Vendors shall deliver a Drag Along Notice to the Corporation under each of the Shareholder Agreement and the articles of association of the Corporation that satisfies, in each case, all of the terms and conditions for those notices specified in the Shareholder Agreement and articles of association of the Corporation, respectively.

(2)	If any applicable time period under the Drag Along Procedures expires before the condition in Section 6.1(d) is satisfied, the Vendors will forthwith after receipt of a written direction from the Purchaser deliver up to one additional Drag Along Notice to the Corporation under each of the Shareholder Agreement and the articles of association of the Corporation that satisfies, in each case, all of the terms and conditions for those notices specified in the Shareholder Agreement and articles of association of the Corporation, respectively.

(3)	On receipt of a Drag Along Notice from the Vendors, the Corporation will immediately commence the Drag Along Procedures and use its reasonable best efforts to satisfy all terms and conditions of the Shareholder Agreement and articles of association of the Corporation necessary to complete the Additional Share Transaction.

(4)	The Vendors will permit the Purchaser to review in advance any Drag Along Notice before it is delivered pursuant to Section 5.3(1) or Section 5.3(2) and will provide Purchaser a reasonable opportunity to comment thereon and agree to consider those comments in good faith.

Section 5.4           Actions to Satisfy Closing Conditions.

(1)	Each Vendor shall use its commercially reasonable efforts to take or cause to be taken all such actions so as to satisfy all of the conditions set forth in Section 6.1.

(2)	The Corporation shall use its commercially reasonable efforts to take or cause to be taken all such actions so as to satisfy the condition set forth in Section 6.1.

(3)	Subject to Section 5.6, the Purchaser shall use its commercially reasonable efforts to take or cause to be taken all such actions so as to satisfy all of the conditions set forth in Section 6.2.

Section 5.5           Notices and Requests for Consents.

(1)	Each Vendor shall use its commercially reasonable efforts to obtain, or cause to be obtained prior to Closing, all consents, approvals and waivers that are required by the terms of the Contracts to which any Purchased Corporation is a party in order to complete the transactions contemplated by this Agreement and the Additional Share Transactions, including the consents, approvals and waivers described in Section 3.1(d) of the Disclosure Letter. Such consents, approvals and waivers will be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser shall reasonably co-operate in obtaining such consents, approvals and waivers.

(2)	Each Vendor shall provide or shall cause to be provided all notices (in form and substance acceptable to the Purchaser, acting reasonably) that are required by the terms of the Contracts to which any Purchased Corporation is a party in connection with the transactions contemplated by this Agreement and the Additional Share Transactions.

Section 5.6           Filings and Authorizations; Restructuring.

(1)	Each of the Purchaser and the Vendors, as promptly as practicable after the execution of this Agreement, shall (i) make, or cause to be made, all filings and submissions under all Applicable Laws, that are required for it to consummate the purchase and sale of the Purchased Securities and the Additional Share Transactions in accordance with the terms of this Agreement (ii) use its reasonable best efforts to obtain, or cause to be obtained, all Authorizations necessary or advisable to be obtained by it in order to consummate such transfer, and (iii) use its reasonable best efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement.

(2)	Each of the Purchaser and the Vendors shall make all filings and submissions that are required to obtain the Authorizations described in Section 3.1(c) of the Disclosure Letter, including the ANH Approval and the SIC Notice, and will use their commercially reasonable efforts to satisfy all requests for additional information received pursuant to those filings and submissions and any orders or requests made by any Governmental Authority under the applicable legislation.

(3)	The Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 5.6 including providing each other with advance copies and reasonable opportunity to comment on and participate in all communication with and information supplied to any Governmental Authority, and all information and communication received from any Governmental Authority. To the extent that any information or documentation to be provided by the Vendors to the Purchaser pursuant to this Section 5.6 is competitively sensitive, such information may be provided on an external counsel only basis.

(4)	The Parties agree and acknowledge that they will work together to analyze in good faith and implement, if practicable, alternatives that may expedite Closing and any required approvals for Closing, but only to the extent that such alternative structures will not increase the costs, expenses or Taxes of any Party in any material respect, unless another Party has agreed to indemnify that Party for such costs.

Section 5.7           Notice of Untrue Representation or Warranty.

The Vendors shall promptly notify the Purchaser in writing, and the Purchaser shall promptly notify the Vendors in writing, upon any representation or warranty made by it contained in this Agreement becoming untrue or incorrect during the Interim Period. Any such notification must set out the particulars of the untrue, incorrect or inaccurate representation or warranty and details of any actions being taken by the Vendors or the Purchaser, as the case may be, to rectify that state of affairs. Any information in any such written notice (including any supplemental disclosure) shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Article 6 have been satisfied. At all times during the Interim Period, the Vendors shall have the right to cure any such inaccuracy in or breach of any representation or warranty.

Section 5.8           Beneficial Holdings.

Subject to Closing, each Vendor shall cause all Corporation Shares owned beneficially by it to be transferred by the legal holder thereof to the Purchaser at Closing.

Article 6
CONDITIONS OF CLOSING

Section 6.1           Conditions for the Benefit of the Purchaser.

The purchase and sale of the Purchased Securities is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of the Vendors contained in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Closing Date, provided that in respect of the Closing Date, to the extent any such representation and warranties of the Vendor contains any materiality qualification, such representations and warranties are accurate in all respects, with the same force and effect as if such representations and warranties had been made on and as of such date and each Vendor shall have executed and delivered a certificate of a senior officer to that effect. Upon the delivery of such certificate, the representations and warranties of the Vendors in Article 3 will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date. In the event that the condition set forth in this Section 6.1(a) cannot be satisfied at Closing, the Purchaser and the Vendors agree to negotiate in good faith, for a period of 30 days, an appropriate adjustment to the Purchase Price to reflect the impact of the untrue or incorrect representation or warranties. In the event that the Purchaser and the Vendors are unable to agree upon an adjustment to the Purchase Price within such 30-day period, the Purchaser has the right to waive this condition and, in each case, pursue its right to indemnification for breach under Article 7 and Article 8; provided, however, if the applicable breach relates to damage to, or loss of, facilities, equipment and other tangible personal property constituting Oil and Gas Assets during the Interim Period (except to the extent caused or contributed to by spills of Hydrocarbons), the Vendors’ maximum aggregate liability for such breaches after Closing is $20,000,000.

(b)	Performance of Covenants. The Vendors and the Corporation shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by them at or prior to the Closing in all material respects, and each Vendor and the Corporation shall have executed and delivered a certificate of a senior officer to that effect.

(c)	Consents and Authorizations. All filings, notices, Authorizations, consents, approvals and waivers contemplated by Section 2.2, listed in Section 3.1(c) and listed in Section 3.1(d) of the Disclosure Letter, the ANH Approval and the SIC Notice shall have been made or obtained on terms (including undertakings) acceptable to the Purchaser acting reasonably. All such consents, approvals, waivers, filings, notifications and Authorizations will be in force and will not have been modified or rescinded.

(d)	Additional Share Transactions. The Additional Share Transactions shall have been completed concurrently with Closing on terms acceptable to the Purchaser acting reasonably and (i) the Purchaser shall have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all necessary proceedings in connection therewith, and (ii) the Corporation will have delivered or caused to be delivered to the Purchaser:

(i)	certificates representing all of the Corporation Shares (other than the Purchased Shares) (or an indemnity satisfactory to the Purchaser in connection with any lost certificates), free and clear of all Encumbrances, other than (A) those restrictions on transfer, if any, contained in the articles of association of the Corporation, and (B) Encumbrances granted by the Purchaser; and

(ii)	stock transfer forms in respect of all of the Corporation Shares (other than the Purchased Shares), duly executed by the holders of record thereof, together with an irrevocable power of attorney in favor of the Purchaser on terms that allow the Purchaser to exercise all rights of the holders of record thereof pending stamping and registration of the transfer of the Purchased Shares.

(e)	Deliveries. The Vendors shall deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser acting reasonably:

(i)	certificates representing the Purchased Securities held by the Vendors (or an indemnity satisfactory to the Purchaser in connection with any lost certificates), free and clear of all Encumbrances, other than (A) those restrictions on transfer, if any, contained in the articles of association of the Corporation, and (B) Encumbrances granted by the Purchaser;

(ii)	stock transfer forms in respect of the Purchased Shares duly executed by the holders of record thereof, together with an irrevocable power of attorney in favor of the Purchaser on terms that allow the Purchaser to exercise all rights of the holders of record thereof pending stamping and registration of the transfer of the Purchased Shares;

(iii)	certified board resolutions of the Corporation approving the registration of the transfers of the Purchased Shares and of the Corporation Shares purchased pursuant to the Additional Share Transactions to the Purchaser, entry of the Purchaser in the register of members as holder of the relevant Purchased Shares and Corporation Shares purchased pursuant to the Additional Share Transactions and issue of a share certificate representing all of the Purchased Securities and the Corporation Shares purchased pursuant to the Additional Share Transactions (subject only in each case to stamping of the relevant transfers, it being understood that stamping is not the responsibility of the Vendors);

(iv)	certified copies of (A) the charter documents and by laws of each Vendor and each Purchased Corporation, (B) all resolutions of the shareholders and the board of directors of each Vendor and the Corporation approving the entering into and completion of the transactions contemplated by this Agreement, the Additional Share Transactions and the Ancillary Agreements, and (C) a list of the directors and officers (or management executives) of each Vendor and the Corporation authorized to sign agreements together with their specimen signatures;

(v)	a certificate of status, compliance, good standing or like certificate with respect to each Vendor and each Purchased Corporation issued by appropriate government officials of their respective jurisdictions of incorporation and, in the case of each Purchased Corporation, of each jurisdiction in which such Purchased Corporation carries on its business;

(vi)	the certificates referred to in Section 6.1(a) and Section 6.1(b);

(vii)	a duly executed resignation effective as at the Closing of each director of any Purchased Corporation and any other Person (including the secretary and auditor of each Purchased Corporation) and certified copies of all shareholder and director resolutions, as applicable, appointing those Persons as directors of the Purchased Corporations, in each case as the Purchaser may specify in writing at least ten Business Days prior to Closing;

(viii)	an irrevocable and unconditional release in favor of each Purchased Corporation from the Vendors and each officer and director of the Purchased Corporations (unless otherwise agreed by the Parties before Closing) in a form reasonably satisfactory to the Purchaser;

(ix)	the Escrow Agreement executed by the Vendors; and

(x)	payoff letters from or releases of the security and confirmation of payment of all secured debt by the applicable secured parties.

(f)	No Material Adverse Change. Since the Balance Sheet Date, there shall not have occurred any Material Adverse Change.

(g)	Change in Law. During the Interim Period, no Applicable Law or any change in any Applicable Law will have been introduced, enacted or announced, that makes the consummation of any of the transactions contemplated by this Agreement or the Additional Share Transactions illegal or otherwise prohibited or enjoins the consummation of any of the transactions contemplated by this Agreement or the Additional Share Transactions to prevent the Purchaser from (i) completing the transactions substantially as contemplated in this Agreement or the Additional Share Transactions or (ii) operating the business of each Purchased Corporation after Closing on substantially the same basis as currently operated unless it does not cause a material adverse effect.

(h)	No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Purchaser), and there is no order or written notice from any Governmental Authority, to (or seeks to) enjoin, restrict or prohibit, on a temporary or permanent basis any of the transactions contemplated by this Agreement or the Additional Share Transactions or imposing any terms or conditions on the transactions contemplated by this Agreement or the Additional Share Transactions, the business of any Purchased Corporation or the business of the Purchaser or otherwise limiting the right of the Purchaser to conduct its business or the business of any Purchased Corporation after Closing on substantially the same basis as heretofore operated.

(i)	City Code. The Panel on Takeovers and Mergers shall have determined and confirmed to the Purchaser that the City Code on Takeovers and Mergers does not apply to any of the transactions contemplated by this Agreement or the Additional Share Transactions (or both).

(j)	Corporation Warrants. Either: (i) there shall not be outstanding at Closing any Corporation Warrants; or (ii) before or concurrently with Closing, the Purchaser shall have acquired all outstanding Corporation Warrants on terms acceptable to the Purchaser in its sole discretion.

(k)	Petroleos del Norte S.A. All shares of Petroleos del Norte S.A held by Banco Santander shall have been unconditionally returned to Petroleos del Norte S.A. or another Purchased Corporation.

Section 6.2           Conditions for the Benefit of the Vendors.

The purchase and sale of the Purchased Securities is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Vendors and may be waived, in whole or in part, by the Vendors in their sole discretion.

(a)	Truth of Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement were true and correct as of the date of this Agreement and are true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date, provided that in respect of the Closing Date, to the extent any such representation and warranties of the Purchaser contains any materiality qualification, such representations and warranties are accurate in all respects, with the same force and effect as if such representations and warranties had been made on and as of such date and the Purchaser shall have executed and delivered a certificate of a senior officer to that effect. Upon delivery of such certificate, the representations and warranties of the Purchaser in Section 4.1 will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date. In the event that the condition set forth in this Section 6.2(a) cannot be satisfied at Closing, the Purchaser and the Vendors agree to negotiate in good faith, for a period of 30 days, an appropriate adjustment to the Purchase Price to reflect the impact of the untrue or incorrect representation or warranties. In the event that the Purchaser and the Vendors are unable to agree upon an adjustment to the Purchase Price within such 30-day period, the Vendors have the right to waive this condition and, in each case, pursue its right to indemnification for breach under Article 7 and Article 8.

(b)	Performance of Covenants. The Purchaser shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to Closing in all material respects and the Purchaser shall have executed and delivered a certificate of a senior officer to that effect.

(c)	Deliveries. The Purchaser shall deliver or cause to be delivered to the Vendors the following in form and substance satisfactory to the Vendors each acting reasonably:

(i)	certified copies of (A) the charter documents and extracts from the by-laws of the Purchaser relating to the execution of documents, (B) all resolutions of the shareholders and the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (C) a list of its officers and directors authorized to sign agreements together with their specimen signatures;

(ii)	a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by appropriate government official of the jurisdiction of its incorporation;

(iii)	the certificates referred to in Section 6.2(a) and Section 6.2(b); and

(iv)	the Escrow Agreement executed by the Purchaser.

(d)	No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Vendors, the Purchaser or the Corporation) and there is no order or notice from any Governmental Authority, to (or seeks to) enjoin, restrict or prohibit, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any terms or conditions on the transactions contemplated by this Agreement.

(e)	Consents and Authorizations. ANH Approval and the SIC Notice shall have been made or obtained on terms (including undertakings) acceptable to the Purchaser acting reasonably.

Article 7
TERMINATION

Section 7.1           Termination Rights.

This Agreement may, by notice in writing given on or prior to the Closing Date, be terminated:

(a)	by mutual consent of the Vendors and the Purchaser;

(b)	by the Purchaser, if:

(i)	there has been a material breach of this Agreement by any of the Vendors or the Corporation and where such breach is capable of being cured, such breach has not been waived by the Purchaser in writing or cured within 15 days following written notice of such breach by the Purchaser;

(ii)	there has occurred a Material Adverse Change; or

(iii)	the Closing has not occurred on or prior to the Outside Date, provided that the Purchaser is not in material breach of any of its obligations or covenants under this Agreement.

(c)	by all Vendors, if:

(i)	there has been a material breach of this Agreement by Purchaser and where such breach is capable of being cured, such breach has not been waived by the Vendors or cured within 15 days following written notice of such breach by the Vendors;

(ii)	the Closing has not occurred on or prior to the Outside Date, provided that no Vendor is in material breach of any of the obligations or covenants under this Agreement.

Section 7.2           Effect of Termination.

(1)	The Purchaser’s rights of termination under this Article 7 are in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination by the Purchaser will not constitute an election of remedies; provided, however, that if this agreement is terminated by the Purchaser because the Vendors breached any of their representations, warranties, covenants or obligations under this Agreement, and that breach is not cured by the Vendors, the Vendors’ aggregate maximum liability for that breach shall be limited to $5,000,000. If this Agreement is terminated pursuant to this Article 7, this Agreement will be of no further force or effect; provided, however, that (a) Section 2.5 (Advance Amount), Section 10.2 (Confidentiality), this Section 7.2, Article 8 (Indemnification), and Article 11 (Miscellaneous) and provisions that by their nature should survive, will survive the termination of this Agreement, and (b) subject to the liability cap in this Section 7.2(1) or Section 7.2(2), the termination of this Agreement will not relieve any Party from any liability for any breach of this Agreement occurring prior to termination.

(2)	The Vendors’ acknowledge and agree that the sole and exclusive remedy of the Vendors against Purchaser in the event this Agreement is terminated by the Vendors Pursuant to Section 7.1(c) or Closing otherwise does not occur because the Purchaser breached any of its representations, warranties, covenants or obligations under this Agreement is to retain the Advance Amount pursuant to Section 2.5(4). Without limiting the foregoing, upon payment of the Advance Amount in accordance herewith, Purchaser and any of the Financing Source Parties and their respective Affiliates and Representatives shall have no further liability with respect to this Agreement or the transactions contemplated hereby, including any Financing, to the Corporation or the Vendors, and payment of the Advance Amount shall be the Corporation’s sole and exclusive remedy for any claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Vendors, any Purchased Corporation or any other Person in connection with this Agreement, the transactions contemplated hereby, including any Financing (and the termination thereof) or any matter forming the basis for such termination, and the Corporation shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), including against any Financing Source Party. Each of the Vendors agrees that in no event shall any of the Vendors have the right to specifically enforce the Financing or to cause Purchaser to enforce the Financing to cause the Financing Source Parties to consummate the Financing.

Article 8
INDEMNIFICATION

Section 8.1           Survival.

All provisions of this Agreement and of any certificate, instrument or document to be delivered pursuant to or in connection with this Agreement shall not merge on Closing and shall, subject to Section 8.3 below, survive the Closing, the execution and delivery of any certificate, instrument or document delivered pursuant to or in connection with this Agreement and the payment of the Purchase Price.

Section 8.2           Indemnification in Favor of the Purchaser.

(1)	The Vendors shall severally and not jointly and severally (with each Vendor being liable for its respective Pro Rata Share), and without any right of contribution from any of the Purchased Corporations, indemnify and save each of the Purchaser and each Purchased Corporation and their respective shareholders, directors, officers, management executives, employees, agents and representatives (the “Purchaser Indemnities”) harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)	any breach or inaccuracy of any representation or warranty given by the Vendors with respect to the Purchased Corporations in Section 3.1 of this Agreement or the certificate delivered by the Vendors pursuant to Section 6.1(a) of this Agreement;

(b)	any failure of the Vendors to perform or fulfil any of their covenants or obligations under this Agreement;

(c)	any Taxes required to be paid, by the Purchased Corporations (i) in respect of a Pre-Effective Tax Period, or (ii) in respect of the portion of a Straddle Period ending on the Effective Date (as determined under Section 8.2(4) below), to the extent such Taxes exceed the amount specified in the Final Closing Statement;

(d)	any action, suit, proceeding, grievance, arbitration, investigation, audit or other alternative dispute resolution involving any Purchased Corporation at any time on or prior to the Effective Date or in which it becomes involved after the Effective Date arising from facts or circumstances that existed at any time on or prior to the Effective Date as set out in Section 3.1(pp); and

(e)	the Known Contingent Liabilities;

(f)	except as otherwise specifically provided for in Section 8.2(1)(a) through Section 8.2(1)(e), any facts, circumstances, events, conditions or occurrences in existence on or prior to the Effective Date, relating directly or indirectly to any Purchased Corporation, the business of any Purchased Corporation or the Assets, even though the Damages in respect of such fact, circumstance, event, condition or occurrence may be suffered or otherwise occur after the Effective Date, except to the extent that the liability is included in Working Capital or the Closing Obligations and adjusted for in accordance with Section 2.7 or Section 2.9; provided, however, for the avoidance of doubt, any such facts, circumstances, events, conditions or occurrences arising from a breach of representation or warranty are qualified by the Disclosure Letter and the Purchaser will solely have recourse against the Vendors therefor under Section 8.2(1) or Section 8.2(2)

(2)	Each Vendor shall severally and not jointly and severally (with each Vendor being liable for its respective Pro Rata Share), and without any right of contribution from any of the Purchased Corporations, indemnify and save the Purchaser and each Purchased Corporation and their respective shareholders, directors, officers, management executives, employees, agents and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to any breach or inaccuracy of any representation or warranty given by such Vendor with respect to such Vendor in Section 3.2 of this Agreement or the certificate delivered by such Vendor pursuant to Section 6.1(a) of this Agreement.

(3)	For purposes of calculating the amount of any Damages (but not, for the avoidance of doubt, determining the existence of a breach or inaccuracy) that are the subject matter of a claim for indemnification, any reference to “materiality”, “material adverse effect”, or other similar qualification or limitation that is contained in or is otherwise applicable to such representation or warranty or claim for indemnification will be disregarded.

(4)	In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Effective Date shall be:

(a)	in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period up to and including the Effective Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(b)	in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of any such Taxes shall be determined as if such taxable period ended on the Effective Date.

Section 8.3           Indemnification in Favor of the Vendors.

Purchaser shall indemnify and save the Vendors harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)	any breach or inaccuracy of any representation or warranty given by the Purchaser contained in this Agreement or the certificates, instruments or documents to be delivered pursuant to this Agreement; and

(b)	any failure of the Purchaser to perform or fulfil any of its covenants or obligations under this Agreement.

Section 8.4           Limitations on Indemnification; Exclusive Remedy.

(1)	The Purchaser shall not be entitled to recover Damages from the Vendors pursuant to Section 8.2(1)(a) or Section 8.2(2) unless a written notice of claim is delivered by Purchaser to the Vendors:

(a)	at any time after Closing in respect of Section 3.1(a) (Incorporation, Registration and Standing), Section 3.1(c) (Required Authorizations), Section 3.1(e) (Authorized and Issued Capital), Section 3.1(g) (No Outstanding Ownership Rights), Section 3.1(i) (No Voting Agreements), Section 3.1(k) (Title to the Assets), Section 3.1(w) (Title to Oil and Gas Assets), Section 3.1(kk) (No Brokers), Section 3.1(xx) (Business Ethics, but only to the extent affecting title), Section 3.2(a) (Incorporation and Corporate Power), Section 3.2(b) (Corporate Authorization), Section 3.2(c) (Execution and Binding Obligation), Section 3.2(d) (No Conflict), Section 3.2(f) (No Other Agreements to Purchase), Section 3.2(g) (Title to Purchased Securities) and Section 3.2(i) (No Other Securities) (collectively, the “Fundamental Representations of Vendors”);

(b)	at any time on or before the date that is 6 months after the expiration of the period (having regard to any consent, waiver, agreement or other document that extends the period) (the “tax assessment period”) during which any tax assessment may be issued by a Governmental Authority in respect of any taxation year in respect of Section 3.1(ww) (Taxes). A tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under Applicable Law; or

(c)	at any time on or before the date that is 18 months after Closing in respect of all other representations and warranties in respect of the Purchased Corporations or the Vendors.

(2)	No Vendor shall be entitled to recover any Damages from Purchaser pursuant to Section 8.3(a) unless a written notice of claim is delivered by the Vendors to the Purchaser:

(a)	at any time after Closing in respect of Section 4.1(a) (Incorporation and Corporate Power), Section 4.1(b) (Corporate Authorization), Section 4.1(d) (Execution and Binding Obligation) and Section 4.1(e) (Business Ethics) (collectively, the “Fundamental Representations of Purchaser”); or

(b)	at any time on or before the date that is 18 months after Closing in respect of all other representations and warranties of the Purchaser.

(3)	Subject to Section 8.5, the Vendors have no obligation to make any payment for Damages for a breach of a representation or warranty pursuant to Section 8.2(1)(a) until the total of all Damages arising from such indemnification obligation exceeds $1,000,000, and then only for the amount by which such Damages exceed $1,000,000, up to a maximum amount of 30% of the Purchase Price.

(4)	Subject to Section 8.5, the Purchaser has no obligation to make any payment for Damages for a breach of a representation or warranty pursuant to Section 8.3(a) until the total of all Damages arising from such indemnification obligation exceeds $1,000,000, and then only for the amount by which such Damages exceed $1,000,000, up to a maximum amount of 30% of the Purchase Price.

(5)	After Closing, an Indemnifying Party has no liability under this Article 8 for, or obligation under this Article 8 with respect to, any punitive, aggravated, indirect, consequential, special, exemplary or incidental damages or lost profit damages except to the extent payable by the Indemnified Party to a third Person (i.e., a Person not a Party or an Affiliate of a Party) in connection with a Third Party Claim.

(6)	The Parties acknowledge and agree that the indemnification provisions in this Article 8 and the provisions of Article 7 shall be the sole and exclusive remedies of the Parties and their Affiliates with respect to any claim related to or arising from this Agreement, the negotiation and execution of this Agreement, the performance by the Parties of their respective obligations hereunder, and the transactions contemplated by this Agreement.

(7)	The Vendors shall not be liable for the amount of any Damages under this Article 8 to the extent that such amount of Damages is included in Working Capital or the Closing Obligations and adjusted for in accordance with Section 2.7 or Section 2.9.

(8)	The Parties may not avoid the limitations on liability, recovery and recourse set forth in this Article 8 by seeking damages for breach of contract, tort or pursuant to any other theory or liability. Nothing in this Article 8 shall prevent or prohibit a Party from seeking and/or obtaining specific performance or other injunctive relief in accordance with Section 9.2 or Section 9.3.

Section 8.5           Exclusions to Limitations to Liability; Caps on Liability.

(1)	The monetary thresholds set out in Section 8.4(3) and Section 8.4(4) will not apply to Damages with respect to:

(a)	any claims for indemnification by the Purchaser (i) for a breach of the Fundamental Representations of Vendors or the representations set out in Section 3.1(ww) (Taxes), pursuant to Section 8.2(1)(a) or Section 8.2(2) or (ii) pursuant to Section 8.2(1)(b) to Section 8.2(1)(d) (inclusive);

(b)	any claims for indemnification by a Vendor (i) for a breach of Fundamental Representations of Purchaser pursuant to Section 8.3(a); or (ii) pursuant to Section 8.3(b),

(2)	Notwithstanding any provision in this Agreement, nothing herein shall limit the time to make a claim or the liability of any Vendor for any claim involving fraud by any Vendor occurring on or prior to the Closing Date.

(3)	In no event shall the Vendors’ aggregate liability for Damages under this Agreement, and any certificate to be delivered pursuant to or in connection with this Agreement (including with respect to any claim for breach of any representation, warranty, covenant or agreement contained herein or in any certificate delivered pursuant to this Agreement and regardless of the form of action through which such Damages are sought) exceed an amount equal to the Purchase Price, and each individual Vendor’s aggregate liability shall in no event exceed such Vendor’s respective Pro Rata Share of that aggregate liability limit.

(4)	In no event shall the Purchaser’s aggregate liability for Damages under this Agreement, and any certificate to be delivered pursuant to or in connection with this Agreement (including with respect to any claim for breach of any representation, warranty, covenant or agreement contained herein or in any certificate delivered pursuant to this Agreement and regardless of the form of action through which such Damages are sought) exceed an amount equal to the Purchase Price.

Section 8.6           Notification of and Procedure for Third Party Claims.

(1)	If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person shall promptly notify the Indemnifying Party in writing of the Third Party Claim.

(2)	The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Person, unless the notification occurs after the expiration of the specified period set out in Section 8.4 or (and only to that extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Section 8.6.

(3)	Subject to the terms of this Section 8.6 upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defense of the Third Party Claim and may also elect to assume the investigation and defense of the Third Party Claim.

(4)	The Indemnifying Party may not assume the investigation and defense of a Third Party Claim without the consent of the Indemnified Party if:

(a)	the Indemnifying Party is also a party to the Third Party Claim and the Indemnified Person determines in good faith that joint representation would be inappropriate;

(b)	the Indemnifying Party fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend the Third Party Claim and provide indemnification with respect to the Third Party Claim;

(c)	in the reasonable judgement of the Indemnified Person, the estimated amount of likely Damages in connection with such claim is greater than the unused portion of the Indemnity Escrow Fund (provided that the Indemnifying Party may add sufficient funds to the Indemnity Escrow Fund for this purpose to be held by the Escrow Agent pursuant to the Escrow Agreement until such Third Party Claim is finally determined by a court of competent jurisdiction and non-appealable);

(d)	subject to Section 8.6(6), the Third Party Claim is in respect of Taxes unless the assessment or reassessment relates solely to a Pre-Closing Tax Period;

(e)	in the reasonable judgement of the Indemnified Person, such claim involves material reputational risks to the Indemnified Person;

(f)	the Indemnifying Party does not unconditionally acknowledge in writing its obligation to indemnify and hold the Indemnified Person harmless with respect to the Third Party Claim; or

(g)	the Third Party Claim seeks relief against the Indemnified Person other than monetary damages or the Indemnified Person determines in good faith that there is a reasonable probability that the Third Party Claim may materially adversely affect it or its Affiliates and the Indemnified Person has notified the Indemnifying Party that it will exercise its exclusive right to defend, compromise or settle the Third Party Claim.

(5)	In order to assume the investigation and defense of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within 15 days of Indemnifying Party’s receipt of written notice of the Third Party Claim from the Indemnified Party. The Indemnifying Party and the Indemnified Person shall comply with the procedures set out in Schedule 8.7(5).

(6)	In addition to the foregoing, if the Third Party Claim is in respect of Taxes, the following additional rules shall also apply:

(a)	if the Indemnifying Person is entitled to and elects to assume the investigation and defense of a Third Party Claim in respect of Taxes then:

(i)	the Indemnifying Person shall provide to the Indemnified Person in a timely manner (x) any proposed written communications and other documents to be submitted to the relevant Governmental Authority or filed with a court in respect of any assessment or reassessment for review by the Indemnified Person and (y) copies of any correspondence received from the Governmental Authority relating to such Third Party Claim. The Indemnifying Person shall consult with the Indemnified Person with respect to the materials provided pursuant to (x) above prior to the submission or filing thereof; and

(ii)	notwithstanding anything in this Article 8 or the procedures set out in Schedule 8.7(5), if the Indemnified Person has assumed control of the investigating and defence of a Third Party Claim in respect of Taxes, the concurrence of the Indemnifying Person to any compromise or settlement of such Third Party Claim shall not be required for any Third Party Claim under $1,000,000 and, notwithstanding Section (3) of Schedule 8.7(5), the Indemnifying Person shall be bound by any such compromise and settlement;

(b)	to the extent payment has not already been made by the Indemnifying Person to the Indemnified Person, and if the Third Party Claim is a claim for which the Indemnified Person is entitled to indemnification under this Article 8, should the Indemnified Person be required by the relevant assessing authority to pay any amount in respect of such Third Party Claim, forthwith upon request therefor, the Indemnifying Person will pay to the Indemnified Person the amount that the Indemnified Person is required to pay to such Governmental Authority. Should the Indemnifying Person fail to pay such amount within 30 days after receipt of written request from the Indemnified Person to do so, the right of the Indemnifying Person to control the contesting of such Third Party Claim will cease; and

(c)	Within 10 days of a final determination of such Third Party Claim in respect of Taxes, and if the Third Party Claim is a claim for which the Indemnified Person is entitled to indemnification under this Article 8, the Indemnifying Person will pay to the Indemnified Person the full amount owing to Indemnified Person, to the extent that such amounts have not been previously paid to Indemnified Person.

Section 8.7           Adjustment to Purchase Price.

Any payment made by the Vendors as an Indemnifying Party pursuant to this Article 8 will constitute a dollar-for-dollar decrease of the Purchase Price and any payment made by the Purchaser as an Indemnifying Party pursuant to this Article 8 will constitute a dollar-for-dollar increase of the Purchase Price.

Article 9
ARBITRATION

Section 9.1           Settling Disputes

If any dispute, claim, question or difference arises out of or in connection with this Agreement, or in respect of any legal relationship associated with or derived from this Agreement, other than a matter referred to in Section 9.2 (a “Dispute”), the Parties shall attempt to settle the Dispute by negotiation. If the Dispute has not been resolved, for any reason, within 15 Business Days following delivery of a notice of Dispute, the Dispute will be resolved by arbitration as provided in Section 9.3.

Section 9.2           Exceptions

Section 9.1 does not apply to (i) disputes under Section 2.8 which will be resolved in accordance with that Section, (ii) Third Party Claims themselves which will be resolved in the manner set forth in Section 8.6 or (iii) Disputes subject to Section 11.11(3). Additionally, although the arbitrator(s) also have the power to grant injunctive or other equitable relief, nothing in this Section 9.2 prevents a Party from seeking or obtaining an injunction, specific performance or any other equitable remedy from a court of competent jurisdiction.

Section 9.3           Arbitration

(1)	A Party may commence arbitration in respect of a Dispute by delivering to the other Parties (or Party, as applicable) a written notice of arbitration.

(2)	Any and all disputes or controversies arising out of or in connection with this Agreement, including the execution, performance or termination of thereof, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”), supplemented by the International Bar Association Rules on the Taking of Evidence in International Arbitration (the “IBA Rules of Evidence”), as amended from time to time, by a three-member arbitral tribunal. Each side shall nominate a co-arbitrator. The co-arbitrators will nominate jointly the President of the Tribunal within 30-days of the confirmation or designation of the second co-arbitrator by the International Chamber of Commerce. The place of arbitration shall be New York, New York, USA. The arbitration shall be conducted in English. Judgment will be executable in any court having jurisdiction thereof.

(3)	The arbitration will be kept confidential and the existence of the proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) will not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise or as may be required by Applicable Law.

Article 10
POST-CLOSING COVENANTS

Section 10.1         Access to Books and Records.

For a period of two years from the Closing Date, the Purchaser shall use reasonable commercial efforts to retain all original Books and Records relating to any Purchased Corporation that are part of the Books and Records existing on the Closing Date. So long as any such Books and Records are retained by the Purchaser pursuant to this Agreement, the Vendors shall have the reasonable right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable written notice for any proper purpose and without undue interference to the business operations of the Purchased Corporations. The Purchaser shall have the right to have its representatives present during any such inspection.

Section 10.2         Confidentiality.

Each Vendor hereby acknowledges that each is in possession of proprietary information in connection with the business of each Purchased Corporation, the Assets and the Purchased Corporations (“Confidential Information”). From and after Closing, each Vendor shall and shall cause its affiliates and representatives to keep confidential and shall not use for any improper purpose or disclose to any other Person any Confidential Information, unless such information is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement. In the event any Vendor is required by Applicable Law to disclose any Confidential Information, such Vendor shall, to the extent not prohibited by Applicable Law, provide the Purchaser with prompt notice of such requirements so that the Purchaser may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 10.2. Each Vendor agrees that such obligation of confidentiality continues after the Closing Date and, after the Closing, it shall return to the Purchaser or cause to be destroyed all Confidential Information in its possession or control.

Section 10.3         Tax Matters.

(1)	The Purchaser shall cause the Purchased Corporations to prepare and file any Tax Returns of the Purchased Corporations for any Pre-Effective Tax Period or any Straddle Period, in both cases, which are required to be filed after the Closing Date. The Vendors shall have the right to review and provide comments on such Tax Returns prior to filing by the Purchaser, and any changes requested by the Vendors will not be unreasonably denied by the Purchaser. Such returns shall be prepared and filed on a basis consistent with Applicable Laws and the past practices and procedures of the relevant entity provided that no reserve may be claimed if any amount could be included in the income of the Purchased Corporations for any period ending after the Effective Date. To the extent such Taxes are not reflected as a liability on the Final Closing Statement, the Vendors shall pay to the Purchaser all Taxes (a) in respect of a Pre-Effective Tax Period, or (b) in respect of the portion of a Straddle Period ending on the Effective Date (as determined under Section 8.2(4)), both as reflected on the Tax Returns prepared under Section 10.3(1).

(2)	The Vendor and the Purchaser will co-operate fully and assist each other and make available to each other in a timely fashion all data and other information as may reasonably be required for the preparation and filing of all Tax Returns of the Purchased Corporations and will preserve that data and other information until the expiration of any applicable limitation period for maintaining books and records under any applicable Tax Law with respect to such Tax Returns.

Section 10.4         Further Assurances.

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Securities and all of the Corporation Shares (other than the Purchased Shares) pursuant to the Additional Share Transactions to the Purchaser and carry out the intent of this Agreement and any Ancillary Agreement.

Article 11
MISCELLANEOUS

Section 11.1         Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser at:

200, 150 - 13th Avenue S.W.
Calgary, Alberta, Canada T2R 0V2

Attention:	David Hardy
Telephone:	+1 403 698 7947
Facsimile:	+1 (403) 265-3242

(b)	to Tribeca at:

Tribeca Asset Management

Attention:	Luc Gerard - President
Telephone:	+5714900040
Facsimile:	+5714909955

(c)	to Macquarie at:

Macquarie Bank Limited - Houston Representative Office

500 Dallas, Suite 3250

Houston, Texas 77002

Attention:	Jim Jordan, Executive Director, Legal Risk Management
Telephone:	+1 713 275 6213
Facsimile:	+1 713 275 6222

With a copy to

Attention:	Joe Geylin, Vice President

Telephone:	+44 20 3037 4069
Facsimile:	+1 713 275 6222

(d)	to Rorick at:

Morgan & Morgan

Attention:	Horacio Valdez - Attorney at Law
Telephone:	+5072657777
Facsimile:	+5072657700

(e)	to the Corporation at:

Petroleos del Norte

Attention:	Juan Carlos Rodriguez - President
Telephone:	+5716122931
Facsimile:	+5716279510 ext 170

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 11.2         Time of the Essence.

Time is of the essence in this Agreement.

Section 11.3         Announcements.

No press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement may be made prior to Closing except with the prior written consent and joint approval of both the Vendors and the Purchaser, or if required by Applicable Law or a Governmental Authority. Where such disclosure is required by Applicable Law or a Governmental Authority, the Party required to make such disclosure will use its commercially reasonable efforts to obtain the approval of the other Party as to its form, nature and extent of the disclosure. After the Closing, any disclosure by the Vendors may be made only with the prior written consent and approval of the Purchaser unless such disclosure is required by Applicable Law or a Governmental Authority, in which case the Vendors shall use its commercially reasonable efforts to obtain the approval of the Purchaser as to the form, nature and extent of the disclosure.

Section 11.4         Third Party Beneficiaries.

Except as otherwise provided in this Agreement, including Section 8.2 and Section 8.3 (i) the Vendors and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favor of any Person, other than the Parties and (ii) no Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum; provided, that the Financing Parties and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (collectively, the “Financing Source Parties”) shall be express third-party beneficiaries with respect to Section 7.2(2), Section 11.6, this Section 11.4 and Section 11.11 (each an “FS Provision”). The Vendors acknowledge to each Indemnified Person in respect of the Purchaser his/her direct rights against it under Article 8 of this Agreement and the Purchaser acknowledges to each Indemnified Person in respect of the Vendors his/her direct rights against it under Article 8 of this Agreement. To the extent required by law to give full effect to these direct rights, the Vendors and the Purchaser agree and acknowledge that they are acting as agent of their respective Indemnified Persons. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 11.5         Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses (including the fees and expenses of legal counsel, accountants and other advisors) incurred in connection with this Agreement or any Ancillary Agreements and the transactions contemplated by them.

Section 11.6         Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendors and the Purchaser; provided, however, that no amendments to or waivers of any FS Provision shall be effective without the written consent of the Financing Parties.

Section 11.7         Waiver.

No waiver of any of the provisions of this Agreement or any Ancillary Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s acceptance of any certificate delivered on Closing or failure or delay in exercising any right under this Agreement will not operate as a waiver of that. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 11.8         Entire Agreement.

This Agreement, the Disclosure Letter, together with the Ancillary Agreements, (i) constitutes the entire agreement between the Parties; (ii) supersedes all prior agreements or discussions of the Parties; and (iii) sets forth the complete and exclusive agreement between the Parties, in all cases, with respect to the subject matter herein.

Section 11.9         Successors and Assigns.

(1)	Upon execution of the Agreement by the Parties, it will be binding upon and inure to the benefit of the Corporation, the Vendors, the Purchaser and their respective successors and permitted assigns.

(2)	Except as provided in this Section 11.9, neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any Party without the prior written consent of each other Party. Upon giving notice to the Vendors the Purchaser may assign this Agreement or any of its rights and/or obligations under this Agreement to:

(a)	any of its Affiliates, provided that such Affiliate and the Purchaser shall be jointly and severally liable with respect to all of the obligations of the Purchaser, including the representations, warranties, covenants, indemnities and agreements of the Purchaser; or

(b)	to any Person that acquires all or substantially all of the assets of the Purchaser.

Section 11.10         Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 11.11         Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(1)	This Agreement is governed by and will be interpreted and construed in accordance with the laws of the state of New York, USA, as if fully performed therein, without giving effect to principles of conflicts of laws that would cause the application of the laws of any jurisdiction other than the State of New York.

(2)	Subject to Section 11.11(3) and except to the extent that arbitration is required pursuant to Article 9, and except in connection with any Third Party Claim brought against an Indemnified Person, each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Supreme Court of the State of New York, County of New York or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom). Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of Claim arising out of this Agreement in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. This Section 11.11 in no way to be deemed a waiver of the Agreement to arbitrate or to have any effect on the parties´ agreement to arbitrate.

(3)	Any demand, claim, dispute suit, action, legal proceeding (whether at law or in equity, civil, criminal, administrative or investigative) or arbitration arising from or against any Financing Source Parties (“Claim”) under or in connection with, or in any way relating to this Agreement, including any dispute arising out of any Financing or the terms or the performance thereof shall be raised to and exclusively determined by the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom), to whose jurisdiction and venue the parties hereto unconditionally consent and submit. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of Claim arising out of this Agreement in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum.

(4)	EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE PURCHASE AND SALE CONTEMPLATED HEREBY (INCLUDING ANY PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE FINANCING, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (AND ANY ABANDONMENT OR TERMINATION THEREOF) OR ANY MATTER FORMING THE BASIS FOR ANY SUCH TERMINATION, WHETHER AT LAW OR EQUITY, IN CONTRACT, TORT OR OTHERWISE) OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.11(4) AND (C) AGREES THAT THE FINANCING SOURCE PARTIES SHALL NOT BE SUBJECT TO ANY LIABILITY OR CLAIMS BY THE VENDORS ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS CONTEMPATED HEREBY OR IN CONNECTION WITH THE FINANCING, OR THE PERFORMANCE OF SERVICES BY SUCH FINANCING SOURCE PARTIES WITH RESPECT TO THE FOREGOING, WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE, IN EACH CASE, WHETHER ARISING, IN WHOLE OR IN PART, OUT OF COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF ANY FINANCING SOURCE PARTY.

Section 11.12         Counterparts.

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same instrument.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

GRAN TIERRA ENERGY INTERNATIONAL HOLDINGS LTD.

By:	/s/ Alejandra Escobar
Authorized Signing Officer

TRIBECA OIL & GAS INC.

By:	/s/ Luc Gerard
Authorized Signing Officer

MACQUARIE BANK LIMITED

By:	/s/ Carmel Ferguson
Executive Director

By:	/s/ Joel Outlaw
Associate Director

RORICK VENTURES GROUP INC.

By:	/s/ Juan Carlos Rodriguez
Attorney-in-Fact

PETROLATINA ENERGY LIMITED

By:	/s/ Juan Carlos Rodriguez
Authorized Signing Officer